AGL 3-5

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

111 Pacific Highway North Sydney
PO Box 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

19 November 2002

02060091

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
Washington DC 20549

Attention Mr Michael Coco

Dear Sir

Re: The Australian Gas Light Company
12g3-2(b) Information
File No 82-4797

Enclosed please find information that The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +612 9922 8644.

Yours sincerely

dlw 12/2

LJ Fisk
Group Manager Corporate Services &
Company Secretary

MinterEllison

LAWYERS

88 PHILLIP STREET GPO BOX 521 SYDNEY NSW 2001 AUSTRALIA

To	Company Announcements Office Level 4 20 Bridge Street SYDNEY NSW 2000	Facsimile	1300 300 021
From	Michael Barr-David E.mail michael.barr-david@minterellison.com	Facsimile Direct line Our Ref	+61 2 9921 8031 +61 2 9921 4818 MBD/20-2088961
Date	4 October 2002	Number of pages (including this one):	55
Subject	**The Australian Gas Light Company ('AGL') Lodgement of Constitution under Listing Rule 15.4.2**		

Dear Sir / Madam

The Australian Gas Light Company ('AGL')
Lodgement of Constitution under Listing Rule 15.4.2

On behalf of AGL and in accordance with Listing Rule 15.4.2, we enclose a copy of AGL's constitution which will take effect on and from 11 October 2002. The constitution was approved at a Special General Meeting of AGL held on 3 July 2002.

Yours faithfully
MINTER ELLISON

Michael Barr-David

Michael Barr-David
Partner

enclosure

Jle 907

If you do not receive all pages please telephone +61 2 9921 4818

CORPORATIONS ACT 2001

CONSTITUTION

of

THE AUSTRALIAN GAS LIGHT COMPANY

MINTER ELLISON
Lawyers
Aurora Place
88 Phillip Street
SYDNEY NSW 2000
DX 117 Sydney
Telephone (02) 9921 8888
Facsimile (02) 9921 8123

MBD

TABLE OF CONTENTS

CORPORATIONS ACT 2001

COMPANY LIMITED BY SHARES

CONSTITUTION

OF

THE AUSTRALIAN GAS LIGHT COMPANY

PRELIMINARY

1. DEFINITIONS AND INTERPRETATION

1.1 In this Constitution:

'**Approving Resolution**' means a resolution to approve a Proportional Takeover Bid in accordance with **clause 12**;

'**Approving Resolution Deadline**' in relation to a Proportional Takeover Bid means the day that is the 14th day before the last day of the Bid Period;

'**ASTC**' has the same meaning as in the *Corporations Regulations*;

'**ASTC-regulated Transfer**' has the same meaning as in the *Corporations Regulations*;

'**Auditor**' means the Company's auditor;

'**Bid Class**' has the same meaning as in the *Corporations Act 2001*;

'**Bidder**' has the same meaning as in the *Corporations Act 2001*;

'**Bid Period**' has the same meaning as in the *Corporations Act 2001*;

'**Business Day**' has the same meaning as in the Listing Rules;

'**Certificated Holding**' has the same meaning as in the SCH Business Rules;

'**Chairman of AGL**' means the person elected by the Directors under clause 69.1:

'**CHESS**' has the same meaning as in the SCH Business Rules;

'**CHESS Holding**' has the same meaning as in the SCH Business Rules;

'**Company**' means The Australian Gas Light Company;

'**Constitution**' means the constitution of the Company as amended from time to time;

'**Deputy Chairman of AGL**' means the person elected by the Directors under clause 69.2;

'**Director**' means a person appointed to the position of a director of the Company;

'**Directors**' means all or some of the Directors acting as a board;

'**Exchange**' means Australian Stock Exchange Limited ACN 008 624 691 and includes any body corporate succeeding to all or most of the powers, functions and duties of the Australian Stock Exchange Limited;

'**Executive Director**' has the meaning given by **clause 73.1(c)**;

'**Issuer Sponsored Holding**' has the same meaning as in the SCH Business Rules;

'**Listing Rules**' means the Listing Rules of the Exchange in force from time to time as they apply to the Company (including any waiver of those Listing Rules and any condition to be complied with in relation to a waiver);

'**Managing Director**' means a Director appointed as managing director under **clause 73.1(a)**;

'**Marketable Parcel**' has the same meaning as in the business rules of the Exchange in force from time to time;

'**Non-Executive Director**' means a Director who is not an Executive Director;

'**Non-Marketable Parcel**' means a parcel of securities that is less than a Marketable Parcel;

'**Office**' means the Company's registered office;

'**Operating Rules**', in relation to a Prescribed CS Facility, has the same meaning as in Chapter 7 of the *Corporations Act 2001*;

'**Prescribed CS Facility**' has the same meaning as in Chapter 7 of the *Corporations Act 2001*;

'**Proper ASTC Transfer**' has the same meaning as in the *Corporations Regulations*;

'**Proportional Takeover Bid**' has the same meaning as in the *Corporations Act 2001*;

'**Register**' means the register of Shareholders of the Company;

'**Registered Address**' means the last known address of a Shareholder as noted in the Register;

'**Related Body Corporate**' has the meaning given to it by section 9 of the *Corporations Act 2001*;

'**Representative**' means a person appointed by a Shareholder to act as its representative under **clause 52.1**;

'**Restricted Securities**' has the same meaning as in the Listing Rules;

'**SCH Business Rules**' means the operating rules of ASTC;

'**Seal**' means the Company's common seal;

'**Secretary**' means any person appointed by the Directors to perform any of the duties of a secretary of the Company and if more than one person is appointed , any one or more of such persons;

'**Shareholder**' means a person who is a member of the Company under the *Corporations Act 2001*; and

'**Shares**' means shares in the share capital of the Company and includes ordinary shares.

1.2 In this Constitution, unless the contrary intention appears:

(a) the singular includes the plural and vice versa and words importing a gender include other genders;

(b) words importing natural persons include corporations;

(c) other grammatical forms of defined words or expressions have corresponding meanings;

(d) headings and notes do not affect the construction of this Constitution;

(e) a reference to the *Corporations Act 2001* is a reference to the *Corporations Act 2001* of the Commonwealth as modified or, amended or replaced from time to time; and

(f) a reference to the *Corporations Regulations* is a reference to the *Corporations Regulations 2001* of the Commonwealth as modified, or amended or replaced from time to time.

1.3 Unless the contrary intention appears in this Constitution, an expression in a clause of this Constitution has the same meaning as in the *Corporations Act 2001*. Where the expression has more than one meaning in the *Corporations Act 2001* and a provision of the *Corporations Act 2001* deals with the same matter as a clause of this Constitution, that expression has the same meaning as in that provision.

1.4 The provisions of the *Corporations Act 2001* that apply to certain companies as replaceable rules are displaced by this Constitution in their entirety and do not apply to the Company.

1.5 For the purposes of this Constitution, if the provisions of:

(a) the *Corporations Act 2001* and the Listing Rules;

(b) the *Corporations Act 2001* and the SCH Business Rules; or

(c) the *Corporations Act 2001* and this Constitution,

conflict on the same matter, the provisions of the *Corporations Act 2001* prevail.

SHARES

2. RIGHTS

2.1 Subject to this Constitution, ordinary shares in the capital of the Company and all other types of Shares (except to the extent that the terms of issue of those other types of Shares provide otherwise) attract the following rights:

(a) the right to receive notice of and to attend and vote at all general meetings of the Company;

(b) the right to receive dividends; and

(c) in a winding up or a reduction of capital, the right to participate equally in the distribution of the assets of the Company (both capital and surplus), subject to any amounts unpaid on the Share and, in the case of a reduction, to the terms of the reduction.

3. ISSUE OF SHARES

3.1 Subject to the *Corporations Act 2001*, the Listing Rules and this Constitution, the Directors may issue and allot, or dispose of, Shares:

(a) on terms determined by the Directors;

(b) at the issue price that the Directors determine; and

(c) to Shareholders whether in proportion to their existing shareholdings or otherwise, or to such other persons as the Directors may determine.

3.2 The Directors' power under **clause 3.1** includes the power to:

(a) grant options over unissued Shares;

(b) issue and allot Shares:

(i) with any preferential, deferred or special rights, privileges or conditions;

(ii) with any restrictions in regard to dividend, voting, return of capital or otherwise;

(iii) which are liable to be redeemed;

(iv) which are bonus Shares for whose issue no consideration is payable to the Company; or

(v) which have any combination of the characteristics described in subparagraphs (i) to (iv) inclusive.

3.3 Without limitation to clauses 3.1 and 3.2, if the company at any time proposes to create and issue any preference shares:

(a) the preference shares may be issued on the terms that they are, or at the option of the company are, liable to be redeemed, whether out of profits or otherwise;

(b) the preference shares confer on the holders the right to convert the preference shares into ordinary shares if and on the basis determined by the Directors at the time of issue of the preference shares;

(c) the preference shares confer on the holders a right to receive out of the profits of the Company available for dividend a preferential dividend at the rate

(which may be subject to an index) and on the basis determined by the Directors at the time of the issue of the preference shares;

(d) in addition to the preference dividend, the preference shares may participate with the ordinary shares in dividends declared by the Directors if and to the extent determined by the Directors at the time of issue of the preference shares;

(e) the preferential dividend may be cumulative if and to the extent determined by the Directors at the time of issue of the preference shares;

(f) the preference shares confer on the holders the right to a bonus issue or capitalisation of profits in favour of those shares only if and on the basis determined by the Directors at the time of issue of the preference shares;

(g) the preference shares are to confer on the holders:

(i) the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:

(A) the amount paid or agreed to be considered paid on each of the preference shares and;

(B) the amount (if any) equal to the aggregate of any dividend accrued (whether declared or not) but unpaid and of any arrears of dividends; and

(ii) the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend;

(h) the preference shares do not confer on the holders any further right to participate in assets or profits of the Company;

(i) the holders of the preference shares have the same rights as the holders of ordinary shares to receive notices, directors' reports, financial reports and to attend and be heard at all general meetings, but are not to have the right to vote at general meetings except as follows:

(i) on any question considered at a general meeting if, at the date of the meeting, the dividend on the preference shares is in arrears;

(ii) at a general meeting on a proposal:

(A) to reduce the share capital of the Company;

(B) that affects rights attached to the preference shares;

(C) to wind up the Company;

(D) for the disposal of the whole of the property, business and undertaking of the Company;

(iii) at a general meeting on a resolution to approve the terms of a buy-back agreement;

(iv) on any question considered at a general meeting held during the winding up of the Company; and

(j) the rights of the issued ordinary shares are not to be deemed to have been varied by any issue of preference shares;

(k) the Company may issue further preference shares ranking parri passu in all respects with (but not in priority to) other preference shares already issued and the rights of the issued preference shares are not to be deemed to have been varied by the further issue.

4. COMMISSION AND BROKERAGE

Any brokerage or commission which may be paid by the Company may be made in cash, by the issue and allotment of Shares, or the issue of debentures, or by a combination of any of those methods.

5. TRUSTS NOT RECOGNISED

5.1 Except as required by law, the SCH Business Rules or as otherwise provided by this Constitution, the Company will not recognise any person as holding a Share on trust and the Company will not be bound to recognise any equitable, contingent, future or partial interest or any other right in respect of a Share except the registered holder's absolute right of ownership.

5.2 This **clause 5** applies even if the Company has notice of the relevant trust, interest or right.

6. JOINT HOLDERS

6.1 If two or more persons are registered as the holders of a Share, they are taken to hold the Share as joint tenants with benefit of survivorship and the person whose name appears first on the Register is the only joint holder entitled to receive notices from the Company.

6.2 Any one of the joint holders of a Share may give an effective receipt for any dividend or return of capital payable to the joint holders.

6.3 The Company is entitled to and in respect of CHESS Holdings, must:

(a) record the names of only the first three joint holders of a Share on the Register;

(b) regard the three joint holders of a Share appearing first on the Register as the registered holders of that Share to the exclusion of any other holders; and

(c) disregard the entitlement of any person to be registered on the Register as a holder if the name of the person would appear on the Register after the first three holders for that Share.

7. NO SHARE CERTIFICATES

7.1 The Directors will not, unless they determine otherwise or the Listing Rules require, issue a certificate to a Shareholder for any Shares registered in the Shareholder's name or record any holding on a certificated subregister.

7.2 Subject to the Listing Rules and the SCH Business Rules, Shares may be held on any subregister maintained by or on behalf of the Company or on any branch register kept by the Company.

8. CLASS MEETINGS

8.1 The rights attached to any class of Shares may be varied in accordance with the *Corporations Act 2001*.

8.2 The provisions of this Constitution relating to general meetings apply, with necessary changes, to a meeting of a class of Shareholders as if it was a general meeting except that:

(a) a quorum is two persons holding or representing by proxy, attorney or Representative not less than 5% of the Shares of the class or, if there is one holder of Shares in the class, that holder or a person representing by proxy, attorney or representative that holder; and

(b) any five holders, or holders of Shares of the class present in person or by proxy, attorney or Representative who can vote not less than 5% of all votes held by Shareholders of that class, may demand a poll.

8.3 The rights conferred on the holders of Shares which are not ordinary shares and which have preferential or other special rights will, unless otherwise expressly provided by their respective terms of issue, be taken to be varied or abrogated by:

(a) the issue of Shares; or

(b) the conversion of securities into Shares,

which rank in priority to those Shares.

9. SMALL PARCELS

9.1 (a) If at any time the number of Shares registered in the name of a Shareholder is less than a number specified by the Directors (**'Specified Number'**) (such Shareholder for the purpose of this **clause 9** being referred to as an **'Eligible Shareholder'**), the Directors may cause a written notice (**'Notice'**) to be despatched to each Eligible Shareholder, requiring the Eligible Shareholder to advise the Company by a specified date (**'Relevant Date'**) whether the Eligible Shareholder elects that the provisions of this clause are not to apply to those Shares.

(b) The number of shares specified by the Directors under clause 9.1(a) must be less than a Marketable Parcel.

(c) The Relevant Date must be not less than six weeks after the date of despatch of the Notice.

9.2 At the time the procedure provided for in this **clause 9 ('Procedure'**) is invoked a Notice must be despatched to each and every Eligible Shareholder, or, if the Directors so determine, to each and every Eligible Shareholder whose shares are not held in a CHESS Holding.

9.3 The Notice must state that the Shares referred to in the Notice will be liable to be sold unless the Shareholder advises the Company by the Relevant Date that the provisions of this clause are not to apply to the Shares

9.4 Where the Shares referred to in the Notice are held in a CHESS Holding, the Notice shall contain a statement to the effect that, if those Shares remain in a CHESS Holding after the Relevant Date, the Company may, without further notice, move such of those Shares as remain in that CHESS Holding from the CHESS Holding to an Issuer Sponsored Holding or a Certificated Holding for the purpose of divestment by the company in accordance with the Procedure. A copy of the Notice must be sent to any other person which the SCH Business Rules require must receive the Notice.

9.5 Every Eligible Shareholder on which a Notice has been served may by notice in writing to the Company and delivered to the Office before the Relevant Date require the Company not to sell that Shareholder's Shares in accordance with this clause in which event no sale of that Shareholder's Shares will take place.

9.6 If the Eligible Shareholder does not advise the Company by the Relevant Date that the provisions of this clause are not to apply to the Shares referred to in the Notice, any of those Shares which are held as at the Relevant Date may be:

(a) if held in a CHESS Holding, converted to an Issuer Sponsored Holding or a Certificated Holding; and

(b) in any case, sold by the Company.

9.7 Any Shares which may be sold under this clause may be sold on the terms, in the manner and at the time determined by the Directors and for the purposes of a sale under this clause each Eligible Shareholder:

(a) appoints the Company the Eligible Shareholder's agent for sale;

(b) authorises the Company to effect on the Eligible Shareholder's behalf a transfer of the Shares sold;

(c) appoints the Company and its Directors jointly and severally as the Eligible Shareholder's attorneys in the Eligible Shareholder's name and on the Eligible Shareholder's behalf to execute any instrument or take any other steps as they or any of them may consider appropriate to transfer the Shares sold.

9.8 The title of the transferee to Shares acquired under this clause is not affected by any irregularity or invalidity in connection with the sale of Shares to the transferee.

9.9 (a) The proceeds of any sale of Shares under this clause less any unpaid calls and interest (**'Sale Consideration'**) will be paid to the relevant Shareholder or as that Shareholder may direct.

(b) The Sale Consideration received by the Company in respect of all Shares sold under this clause will be paid into a bank account opened and maintained by the Company for the purposes of this clause.

(c) The Company will hold the Sale Consideration in trust for the Shareholder whose Shares are sold under this clause and will forthwith notify the Shareholder in writing that the Sale Consideration in respect of the Shareholder's Shares has been received by the Company and is being held by the Company pending instructions from the Shareholder as to how it is to be dealt with. If the Shareholder has been issued with a share certificate or certificates, the Shareholder's instructions, to be effective, must be accompanied by the share certificate or certificates to which the Sale Consideration relates or, if the certificate or certificates has or have been lost or destroyed, by a statement and undertaking under subsection 1089(2) of the *Corporations Act 2001*.

9.10 Subject to the *Corporations Act 2001*, the Company or the purchaser will bear all costs, including brokerage and stamp duty, associated with the sale of any Shares under this clause.

9.11 The Procedure may only be invoked once in any 12 month period.

9.12 If the Procedure has been invoked and there is an announcement of a takeover bid for Shares, the power of the Company to sell Shares under clauses 9.6 and 9.7 lapses following the announcement. However, the Procedure may be started again after the close of the offers made under the takeover.

CHANGES TO SHARE CAPITAL

10. CONSOLIDATION OR DIVISION

For the purpose of giving effect to any consolidation or division of Shares, the Directors may, subject to the SCH Business Rules, settle any difficulty which arises with respect to fractions of Shares in any manner that they think expedient.

TRANSFER OF SHARES

11. GENERAL

11.1 Subject to this Constitution, a Shareholder may transfer Shares held by that Shareholder.

11.2 Subject to **clause 11.3**, Shares may be transferred by:

(a) a written transfer instrument in any usual or common form; or

(b) any other form approved by the Directors.

11.3 (a) The Company may participate in any computerised or electronic system for market settlement, securities transfer and registration conducted in accordance with the *Corporations Act 2001*, the Listing Rules and the Operating Rules of a Prescribed CS Facility (including the SCH Business Rules), or corresponding laws or securities exchange rules in any other country.

(b) If the Company participates in a system of the kind described in **clause 11.3(a)**, then despite any other provision of this Constitution:

(i) Shares may be transferred, and transfers may be registered, in any manner required or permitted by any one or more of the Listing Rules, the SCH Business Rules and the Operating Rules of a Prescribed CS Facility, as applicable (or corresponding laws or securities exchange rules in any other country applying in relation to the system);

(ii) the Company must comply with and give effect to those rules; and

(iii) the Company may, in accordance with those rules, decline to issue certificates for holdings of Shares.

11.4 A written transfer instrument must be:

(a) executed by the transferor or (where the *Corporations Act 2001* permits) stamped by the transferor's broker;

(b) unless the Directors decide otherwise in the case of a fully paid Share, executed by the transferee or (where the *Corporations Act 2001* permits) stamped by the transferee's broker; and

(c) in the case of a transfer of partly paid Shares, endorsed or accompanied by an instrument executed by the transferee or by the transferee's broker to the effect that the transferee agrees to accept the Shares subject to the terms and conditions on which the transferor held them, to become a Shareholder and to be bound by the Constitution.

Subject to the *Corporations Act 2001*, the written transfer instrument may comprise two documents.

11.5 Except as required by the SCH Business Rules or the Operating Rules of any other Prescribed CS Facility (if applicable):

(a) a transferor of Shares remains the holder of the Shares transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the Shares; and

(b) a transfer of Shares does not pass the right to any dividends on the Shares until such registration.

12. PROPORTIONAL TAKEOVER BID

12.1 Registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under a Proportional Takeover Bid is prohibited unless and until an Approving Resolution approving the Proportional Takeover Bid is passed.

12.2 A person (other than the Bidder or an associate of the Bidder) who, as at the end of the day on which the first offer under the Proportional Takeover Bid was made, held Bid Class Shares is entitled to:

(a) vote on a Approving Resolution; and

(b) has one vote for each Bid Class Share held.

12.3 Where offers have been made under a Proportional Takeover Bid, the Directors must ensure that an Approving Resolution is voted on at a meeting of the persons described in **clause 12.1** before the Approving Resolution Deadline.

12.4 An Approving Resolution is passed if more than 50% of the votes cast on the resolution are cast in favour of the resolution, and otherwise is taken to have been rejected.

12.5 The provisions of this Constitution that apply to a general meeting of the Company apply, with such modifications as the circumstances require, to a meeting that is called under this clause as if the meeting was a general meeting of the Company.

12.6 If an Approving Resolution to approve the Proportional Takeover Bid is voted on in accordance with this clause before the Approving Resolution Deadline, the Company must, on or before the Approving Resolution Deadline, give:

(a) the Bidder; and

(b) the Exchange and any other relevant financial market (as defined in the *Corporations Act 2001*),

a written notice stating that a Approving Resolution to approve the Proportional Takeover Bid has been voted on and whether it was passed or rejected.

12.7 If no resolution has been voted on in accordance with this clause as at the end of the day before the Approving Resolution Deadline, a resolution to approve the Proportional Takeover Bid is taken, for the purposes of this clause, to have been passed in accordance with this clause.

Note: Under the Corporations Act 2001, this clause 12 will automatically cease to have effect on the third anniversary of the date this clause 12 was inserted into the constitution, or this clause was last renewed, but can be renewed by the company in general meeting.

13. TRANSFER PROCEDURE

13.1 Except where the Directors determine otherwise (so as to comply with laws or securities exchange rules of a foreign country, the SCH Business Rules or the Operating Rules of a Prescribed CS Facility), for a transfer of Shares that is not an ASTC-regulated Transfer:

(a) the written transfer instrument must be left at the Office or another place acceptable to the Company;

(b) the instrument must be accompanied by a certificate for the Shares dealt with in the transfer where a certificate has been issued, unless the Directors waive production of the certificate on receiving satisfactory evidence of the loss or destruction of the certificate; and

(c) the Directors may, if the Listing Rules permit, require other evidence of the transferor's right to transfer the Shares.

13.2 For a transfer of Shares that is an ASTC-regulated Transfer:

(a) if the Company participates in a computerised or electronic system of the kind described in **clause 11.3**, then Share transfers must be effected in accordance with the Listing Rules, the SCH Business Rules and the Operating Rules of a

Prescribed CS Facility, as applicable (or the corresponding laws or securities exchange rules in any other country applying to the system); or

(b) if the Company does not participate in such a system, then the procedure is the same as in **clause 13.1**.

13.3 Subject to the Listing Rules, the Company must not charge a fee for any of the following:

(a) registering Proper ASTC Transfers or any other transfer in accordance with any computerised or electronic system of the kind described in **clause 11.3(a)**;

(b) registering paper-based transfers in registrable form;

(c) splitting certificates, renunciations and transfer forms;

(d) issuing certificates and transmission receipts;

(e) effecting conversions between sub-registers;

(f) noting transfer forms;

(g) issuing a statement showing the opening balance of the holder on the issuer sponsored sub-register;

(h) issuing a routine transaction statement to a security holder on the issuer sponsored sub-register; and

(i) sending a security holder details of a change to the holding which arises from an issue of securities or an acquisition of rights;

except where the issue of a certificate is to replace a lost or destroyed certificate.

14. RIGHT TO REFUSE REGISTRATION

14.1 Subject to **clause 14.3**, the Directors may in their absolute discretion refuse to register any transfer of Shares or other securities in any circumstances permitted by the Listing Rules.

14.2 Subject to **clause 14.3**, the Directors must:

(a) refuse to register any transfer of Shares or other securities, which are Restricted Securities, during the escrow period except as permitted by the Listing Rules or the Exchange; and

(b) refuse to register any transfer where the Company is, or the Directors are, required to do so by the Listing Rules.

14.3 Despite **clauses 14.1** and **14.2**, the Company must not refuse or fail to register or give effect to, or delay or in any way interfere with, a Proper ASTC Transfer (or any other transfer in accordance with any computerised or electronic system of the kind described in **clause 11.3)** of Shares or other securities quoted by the Exchange.

14.4 If a person has lodged a transfer which the Directors have refused to register, the Company must, within 5 Business Days after the date of lodgment, give to the lodging person written notice of the refusal and the reasons for it.

14.5 Subject to **clause 14.3**, Restricted Securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or the Exchange. The Company will refuse to acknowledge a disposal of Restricted Securities (including registering a transfer) except as permitted by the Listing Rules or the Exchange

14.6 Subject to the *Corporations Act 2001*, the Listing Rules and the SCH Business Rules, the Company may close the transfer books or the Register at any time, for any period not exceeding 30 days in each year.

TRANSMISSION OF SHARES

15. TITLE ON DEATH

15.1 The legal personal representative of a deceased Shareholder who was the sole holder of Shares is the only person whom the Company will recognise as having any title to the deceased Shareholder's Shares.

15.2 If a deceased Shareholder was a joint holder of Shares, the other joint holder is, or the other joint holders are, the only person or persons whom the Company will recognise as having any title to the deceased Shareholder's Shares.

15.3 The estate of the deceased Shareholder will not be released from any liability to the Company in respect of the Shares.

15.4 The Company may register or give effect to a transfer to a transferee who dies before the transfer is registered.

16. ENTITLEMENT TO TRANSMISSION

16.1 A person who becomes entitled to a Share in consequence of the death, mental incapacity or bankruptcy of a Shareholder may, subject to **clause 14** and to producing to the Company evidence of its entitlement which is satisfactory to the Directors, elect to:

(a) be registered as the holder of the Share; or

(b) transfer the Share to some other person nominated by that person.

16.2 If the person who has become entitled to a Share:

(a) elects to be registered as the holder, then the person must deliver or send to the Company a written notice of election signed by him or her; or

(b) elects to transfer the Share, then the person must effect a transfer of the Share.

16.3 An election to be registered as a holder of a Share under **clause 16.1(a)** or a transfer of a Share from a Shareholder or deceased Shareholder under this **clause 16** is subject to the same limitations, restrictions and provisions of this Constitution as would apply if the election were a transfer or the transfer were made by the Shareholder or deceased Shareholder himself or herself.

16.4 A person who:

(a) has become entitled to a Share by operation of law; and

(b) has produced evidence of that person's entitlement which is satisfactory to the Directors,

is entitled to the dividends and other rights of the registered holder of the Share.

16.5 Where two or more persons are jointly entitled to any Share in consequence of the death of the registered holder, they will be considered to be joint holders of the Share.

CALLS

17. GENERAL

17.1 Subject to the *Corporations Act 2001* and the terms on which partly paid Shares are issued, the Directors may make calls on the holders of the Shares for any money unpaid on them.

17.2 A call is made when the resolution of the Directors authorising it is passed.

17.3 The Directors may revoke or postpone a call before its due date for payment.

17.4 The Directors may require a call to be paid by instalments.

17.5 The Company must comply with the *Corporations Act 2001* and the Listing Rules in relation to the dispatch and content of notices to Shareholders on whom a call is made.

17.6 A Shareholder to whom notice of a call is given in accordance with this **clause 17** must pay to the Company the amount called in accordance with the notice.

17.7 Failure to send a notice of a call to any Shareholder or the non-receipt of a notice by any Shareholder does not invalidate the call.

17.8 Joint holders of Shares are jointly and severally liable to pay all calls in respect of their Shares.

18. INSTALMENTS AND AMOUNTS WHICH BECOME PAYABLE

If:

(a) the Directors require a call to be paid by instalments; or

(b) an amount becomes payable by the terms of issue of Shares on allotment, or at a time or in circumstances specified in the terms of issue,

then:

(c) the amount is payable as if it were a call made by the Directors and as if they had given notice of it; and

(d) the consequences of late payment or non-payment of the amount are the same as the consequences of late payment or non-payment of a call.

19. INTEREST AND EXPENSES

If an amount called is not paid on or before the due date, the person liable to pay the amount must also pay:

(a) interest on the amount from the due date to the time of actual payment at a rate determined by the Directors (not exceeding 15% per annum); and

(b) all expenses incurred by the Company as a consequence of the non-payment,

but the Directors may waive payment of the interest and expenses in whole or in part.

20. RECOVERY OF AMOUNTS DUE

On the hearing of any action for the recovery of money due for any call, proof that:

(a) the name of the person sued was, when the call was made, entered in the Register as a holder or the holder of Shares in respect of which the call was made;

(b) the resolution making the call is duly recorded in the Directors' minutes; and

(c) notice of the call was given to the person sued,

will be conclusive evidence of the debt.

21. DIFFERENTIATION

The Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

22. PAYMENT OF CALLS IN ADVANCE

22.1 The Directors may accept from a Shareholder the whole or part of the amount unpaid on a Share before the amount accepted has been called.

22.2 The Company may:

(a) pay interest on any amount accepted, until the amount is payable under a call and at a rate (not exceeding 15% per annum) agreed between the Shareholder and the Directors; and

(b) subject to any contract between the Company and the Shareholder, repay all or any of the amount accepted in excess of the amount called on the Share.

22.3 Payment of an amount in advance of a call does not entitle the paying Shareholder to any:

(a) dividend, benefit or advantage, other than the payment of interest under this **clause 22**; or

(b) voting right,

to which the Shareholder would not have been entitled if it had paid the amount when it became due.

LIEN AND FORFEITURE

23. LIEN

23.1 To the extent permitted by the Listing Rules, the Company has a first and paramount lien on every partly paid Share and dividends payable in respect of that Share for all money:

(a) due and unpaid to the Company at a fixed time, in respect of the Share;

(b) presently payable by a holder or the holder of the Share, or the holder's estate, to the Company in respect of the Share; or

(c) which the Company is required by law to pay (and has paid) in respect of the Share.

23.2 The lien extends to reasonable interest and expenses incurred because the amount is not paid.

23.3 If any law for the time being of any country, state or place imposes or purports to impose an immediate or contingent liability on the Company to make any payment or authorises a taxing authority or Government official to require the Company to make payment in respect of Shares or dividends or other moneys accruing due to the Shareholder who holds the Shares:

(a) the Shareholder or, if the Shareholder is deceased, the Shareholder's legal personal representative, indemnifies the Company in respect of any such payment or liability; and

(b) subject to the *Corporations Act 2001* and the Listing Rules, the Company:

(i) has a lien on the Shares and dividends and other moneys payable in respect of the Shares, whether the Shares are held by the Shareholder solely or jointly with another person in respect of any payment made or liability incurred by the Company, together with reasonable expenses and interest on any payment made by the Company at a rate to be fixed by the Directors not exceeding 15% per annum from the date of payment by the Company to the date of repayment by the Shareholder;

(ii) may set off amounts so paid by the Company against amounts payable by the Company to the Shareholder as dividends or otherwise; and

(iii) may recover as a debt due from the Shareholder or its legal personal representative the amount of all payments made by the Company together with reasonable expenses and interest at the rate and for the period referred to in **clause 23.3(b)(i)**.

23.4 The Company may do all things which the Directors think necessary or appropriate to do under the SCH Business Rules and the Listing Rules to enforce or protect the Company's lien.

23.5 Unless the Directors determine otherwise, the registration of a transfer of a Share operates as a waiver of the Company's lien on the Share.

23.6 The Directors may declare a Share to be wholly or partly exempt from a lien.

24. LIEN SALE

If:

(a) the Company has a lien on a Share for money presently payable;

(b) the Company has given the Shareholder or the Shareholder's executors or administrators (as the case may be) holding the Share written notice demanding payment of the money; and

(c) that Shareholder fails to pay all of the money demanded,

then 14 or more days after giving the notice, the Directors may, if the Listing Rules permit, sell the Share in any manner determined by them.

25. FORFEITURE NOTICE

25.1 The Directors may at any time after a call or instalment becomes payable and remains unpaid by a Shareholder, serve a notice on the Shareholder requiring the Shareholder to pay:

(a) the unpaid amount;

(b) any interest that has accrued; and

(c) all expenses incurred by the Company as a consequence of the non-payment.

25.2 The notice under **clause 25.1** must:

(a) specify a day (not earlier than 14 days after the date of the notice) on or before which the payment required by the notice must be made; and

(b) state that if a Shareholder does not comply with the notice, the Shares in respect of which the call was made or instalment is payable will be liable to be forfeited.

26. FORFEITURE

26.1 If a Shareholder does not comply with a notice served under **clause 25**, then any or all of the Shares in respect of which the notice was given may be forfeited under a resolution of the Directors.

26.2 Unpaid dividends in respect of forfeited Shares will also be forfeited.

26.3 On forfeiture, Shares become the property of the Company and forfeited Shares must be:

(a) if the Listing Rules permit, sold, disposed of, or cancelled on terms determined by the Directors; or

(b) offered by public auction in accordance with any requirements of the Listing Rules.

26.4 The Directors may, at any time before a forfeited Share is sold, disposed of or cancelled, annul the forfeiture of the Share on conditions determined by them.

26.5 Promptly after a Share has been forfeited:

(a) notice of the forfeiture must be given to the Shareholder in whose name the Share was registered immediately before its forfeiture; and

(b) the forfeiture and its date must be noted in the Register.

26.6 Omission or neglect to give notice of or to note the forfeiture as specified in **clause 26.5** will not invalidate a forfeiture.

27. LIABILITY OF FORMER SHAREHOLDER

27.1 The interest of a person who held Shares which are forfeited is extinguished but subject to the Listing Rules, the former Shareholder remains liable to pay:

(a) all money (including interest and expenses) that was payable by the Shareholder to the Company at the date of forfeiture in respect of the forfeited Shares; and

(b) interest from the date of forfeiture until payment of the money referred to in **paragraph (a)**, of this clause at a rate determined by the Directors (not exceeding 15% per annum).

27.2 A former Shareholder's liability to the Company ceases if and when the Company receives payment in full of all money (including interest and expenses) payable by the person in respect of the Shares. The liability may only be released or waived in accordance with the Listing Rules.

28. DISPOSAL OF FORFEITED SHARES

28.1 The Company may:

(a) receive the consideration (if any) given for a forfeited Share on any sale or disposition of the Share; and

(b) effect a transfer of the Share in favour of a person to whom the Share is sold or disposed of.

28.2 The purchaser of the Share:

(a) is not bound to check the regularity of the sale or the application of the purchase price;

(b) obtains title to the Share despite any irregularity in the sale; and

(c) will not be subject to complaint or remedy by the former holder of the Share in respect of the purchase.

28.3 A statement signed by a Director and the Secretary that the Share has been forfeited and sold or reissued in accordance with this constitution or sold without forfeiture to enforce a lien in accordance with this constitution, is conclusive evidence of the matters stated as against all persons claiming to be entitled to the Share.

28.4 Subject to the terms on which a Share is on issue, the net proceeds of any sale made to enforce a lien or on forfeiture must be applied by the Company in the following order:

(a) in payment of the costs of the sale;

(b) in payment of all amounts (if any) secured by the lien or all money (if any) that was payable in respect of the forfeited Share; and

(c) in payment of any tax liability incurred by the Company on disposal of the forfeited Share; and

(d) where the Share was forfeited under **clause 26.1**, in payment of any surplus to the former Shareholder whose Share was sold.

SHAREHOLDER POWERS OF ATTORNEY

29. SHAREHOLDER POWERS OF ATTORNEY

29.1 If a Shareholder executes or proposes to execute any document or do any act by or through an attorney which is relevant to the Company or the Shareholder's shareholding in the Company, that Shareholder must deliver the instrument appointing the attorney to the Company for notation.

29.2 The Company may require the Shareholder to lodge a certified copy of the instrument for retention by the Company, and ask for whatever evidence it thinks appropriate that the power of attorney is effective and continues to be in force.

29.3 Any power of attorney granted by a Shareholder will, as between the Company and the Shareholder who granted the power of attorney:

(a) continue in force; and

(b) may be acted on,

unless express notice in writing of its revocation or of the death of the Shareholder who granted it is lodged with the Company.

29.4 Where a Shareholder proposes that an attorney represent the Shareholder at a general meeting or adjourned meeting, the Shareholder must comply with **clause 50.1** of thi s Constitution.

GENERAL MEETINGS

30. CALLING GENERAL MEETING

30.1 The Directors must call annual general meetings in accordance with the *Corporations Act 2001*, to be held by the Company at times to be determined by the Directors.

30.2 A meeting of Shareholders may be called by such number of Directors as is specified by the *Corporations Act 2001.*

30.3 Shareholders may also request or call and arrange to hold general meetings in accordance with the procedures set out in the *Corporations Act 2001.*

30.4 A general meeting may be held at two or more venues simultaneously using any technology that gives the Shareholders as a whole a reasonable opportunity to participate.

31. NOTICE

31.1 Notice of a general meeting must be given in accordance with the *Corporations Act 2001* to the persons referred to in **clause 97.1**.

31.2 Except as permitted by the *Corporations Act 2001*, general meetings must be called on at least 28 days notice in accordance with the procedures set out in the *Corporations Act 2001.*

31.3 A notice calling a general meeting must:

(a) specify the place, date and time of the meeting (and if the meeting is to be held in two or more places, the technology that will be used to facilitate this);

(b) state the general nature of the business to be transacted at the meeting;

(c) specify a place and facsimile number and may specify an electronic address for the purposes of proxy appointments;

(d) subject to the SCH Business Rules, specify particulars of any determination made under regulation 7.11.37 of the *Corporations Regulations*; and

(e) comply with any other requirements of the *Corporations Act 2001.*

31.4 The failure or accidental omission to send a notice of a general meeting (including a proxy appointment form), or the postponement or cancellation of a general meeting, to any person entitled to such notice under the *Corporations Act 2001* or this Constitution, or the non-receipt of a notice (or form) by any such person does not invalidate the proceedings at or any resolutions passed at the general meeting, or the postponement or cancellation of the general meeting, as the case may be.

32. BUSINESS

32.1 The business of an annual general meeting may include:

(a) any of the following matters, even if not referred to in the notice of meeting:

(i) consideration of the annual financial report, directors' report and auditor's report;

(ii) election of directors;

(iii) appointment of the auditor;

(iv) fixing the auditor's remuneration;

(b) any business which under this Constitution or the *Corporations Act 2001* is required to be transacted at an annual general meeting; and

(c) any other business which may lawfully be transacted at a general meeting.

32.2 At each annual general meeting, the chairman must allow a reasonable opportunity for the Shareholders as a whole at the meeting to:

(a) ask questions about or make comments on the management of the Company; and

(b) ask the Auditor or their representative questions relevant to the conduct of the audit and the preparation and content of the Auditor's report for the Company.

32.3 (a) The Directors may postpone or cancel any general meeting (other than a meeting requested or called by Shareholders under **clause 30.3**) at any time before the day of the meeting.

(b) The Directors must give notice of the postponement or cancellation to all persons entitled to receive notices of a general meeting.

PROCEEDINGS AT GENERAL MEETINGS

33. SHAREHOLDER

In **clauses 34**, **35**, and **43**, '**Shareholder**' includes a Shareholder present in person or by proxy, attorney or Representative.

34. QUORUM

34.1 No business may be transacted at a general meeting or at the resumption of an adjourned general meeting, unless a quorum of Shareholders is present at the commencement of business of the meeting or resumed meeting.

34.2 Subject to clause 34.3(b), a quorum of Shareholders is fifteen Shareholders entitled to vote and together holding not fewer than 50,000 Shares.

34.3 If a quorum is not present within 30 minutes after the time appointed for a general meeting:

(a) the general meeting is automatically dissolved if it was requested or called by Shareholders under **clause 30.3**; or

(b) in any other case:

(i) it will stand adjourned to the same time and place seven days after the meeting, or to another day, time and place determined by the Directors; and

(ii) if at the adjourned general meeting a quorum is not present within 30 minutes after the time appointed for the general meeting two Shareholders will be a quorum.

35. CHAIRMAN

35.1 The Chairman of AGL will be the chairman of each general meeting

35.2 In the absence of the Chairman of AGL, the Deputy Chairman of AGL will be the chairman of each general meeting.

35.3 If:

(a) there is no Chairman of AGL or Deputy Chairman of AGL; or

(b) neither the Chairman of AGL nor Deputy Chairman of AGL is present within 15 minutes after the time appointed for holding the general meeting; or

(c) the Chairman of AGL and Deputy Chairman of AGL are unwilling to act as chairman of the general meeting,

the Directors present may elect a person to be chairman of that general meeting.

35.4 If no chairman is elected in accordance with **clause 35.3**, then:

(a) the Shareholders may elect one of the Directors present as chairman of that general meeting; or

(b) if no Director is present or is willing to take the chair, the Shareholders may elect one of the Shareholders present as chairman of that general meeting.

35.5 If there is a dispute at a general meeting about a question of procedure, the chairman of that general meeting may determine the question and no vote may be taken by the Shareholders on any such determination by the chairman of that general meeting.

36. GENERAL CONDUCT

The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting will be determined by the chairman of that general meeting, including the procedure for the conduct of the election of Directors.

37. ADJOURNMENT

37.1 The chairman of a general meeting at which a quorum is present:

(a) in his or her discretion may adjourn the general meeting:

(i) with the general meeting's consent, at any time; and

(ii) without the meeting's consent, if, in the opinion of the chairman of that general meeting, it is impractical to seek consent; and

(b) must adjourn the general meeting if the meeting directs him or her to do so.

37.2 An adjourned general meeting may take place at a different venue from the initial general meeting.

37.3 The only business that can be transacted at an adjourned general meeting is the unfinished business of the initial general meeting.

37.4 If a general meeting has been adjourned for more than 30 days, notice of the adjourned general meeting must be given to Shareholders as if it were an original general meeting, but otherwise it is not necessary to give notice of an adjourned general meeting or the business of the adjourned general meeting.

37.5 A poll cannot be demanded on any resolution concerning the adjournment of a general meeting except by the chairman of that general meeting.

38. DECISIONS

38.1 Subject to the *Corporations Act 2001* in relation to special resolutions, a resolution is carried if a majority of the votes cast on the resolution are in favour of the resolution.

38.2 A resolution put to the vote of a meeting is decided on a show of hands unless a poll is demanded by:

(a) at least 5 Shareholders entitled to vote on the resolution;

(b) a Shareholder or Shareholders with at least 5% of the votes that may be cast on the resolution on a poll; or

(c) the chairman of the general meeting.

38.3 A poll may be demanded:

(a) before a vote is taken; or

(b) in the case of a vote taken on a show of hands, immediately before or immediately after, the results of the vote are declared.

38.4 Unless a poll is demanded:

(a) a declaration by the chairman of the general meeting that a resolution has been carried, carried by a specified majority, or lost; and

(b) an entry to that effect in the minutes of the meeting,

are conclusive evidence of the fact without proof of the number or proportion of the votes in favour of or against the resolution.

38.5 The demand for a poll may be withdrawn.

38.6 A decision of a general meeting may not be challenged or invalidated on the ground that a person voting at the meeting was not entitled to do so.

39. TAKING A POLL

39.1 Subject to **clause 39.5**, a poll will be taken when and in the manner that the chairman of the general meeting directs. No notice need be given of any poll.

39.2 The result of the poll will determine whether the resolution on which the poll was demanded is carried or lost.

39.3 The chairman of the general meeting may determine any dispute about the admission or rejection of a vote, and such determination, if made in good faith, will be final and conclusive.

39.4 A poll cannot be demanded on any resolution concerning the election of the chairman of the general meeting of the general meeting.

39.5 A poll demanded by the chairman of the general meeting on any resolution concerning the adjournment of a meeting must be taken immediately.

39.6 After a poll has been demanded at a general meeting, the general meeting may continue for the transaction of business other than the question on which the poll was demanded.

40. CASTING VOTE OF CHAIRMAN

The chairman of the general meeting has a casting vote (in addition to the chairman of the general meeting's votes as a Shareholder, proxy, attorney or Representative) on a show of hands or on a poll.

41. ADMISSION TO GENERAL MEETINGS

The chairman of the general meeting may refuse admission to a person, or require a person to leave and not return to, a meeting if the person:

(a) refuses to permit examination of any article in the person's possession; or

(b) is in possession of any:

  (i) electronic or recording device; or

  (ii) placard or banner or other article which the chairman of the general meeting considers to be dangerous, offensive or liable to cause disruption; or

(c) causes any disruption to the meeting.

42. AUDITOR'S RIGHT TO BE HEARD

The Auditor is entitled to:

(a) attend any general meeting of the Company;

(b) be heard at any general meeting of the Company on any part of the business of the meeting that concerns the Auditor in their capacity as auditor, even if:

(i) the Auditor retires at the general meeting; or

(ii) Shareholders pass a resolution to remove the Auditor from office; and

(c) authorise a person in writing to attend and speak at any general meeting as the Auditor's representative.

VOTES OF SHAREHOLDERS

43. ENTITLEMENT TO VOTE

43.1 Subject to this Constitution and to any rights or restrictions attaching to any class of Shares:

(a) every Shareholder may vote;

(b) subject to **clause 47.4** and the *Corporations Act 2001*, on a show of hands every Shareholder has one vote;

(c) on a poll every Shareholder has:

(i) for each fully paid Share held by the Shareholder, one vote; and

(ii) for each partly paid Share held by the Shareholder, a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable, whether or not called, (excluding amounts credited) on the Share. Without limiting the generality of **clause 22.3**, an amount paid on a Share in advance of a call is not to be taken as paid for the purposes of this paragraph.

43.2 During a breach of the Listing Rules relating to Shares which are Restricted Securities, or a breach of a restriction agreement, the holder of the relevant Restricted Securities is not entitled to any voting rights in respect of those Restricted Securities.

43.3 If a Shareholder:

(a) dies; or

(b) through mental or physical infirmity, is incapable of managing the Shareholder's affairs;

and a personal representative, trustee or other person is appointed under law to administer the Shareholder's estate or property, the personal representative, trustee or person so appointed may exercise any rights of the Shareholder in relation to a general meeting as if the personal representative, trustee or person (as the case may be) was a Shareholder.

44. UNPAID CALLS

A Shareholder is entitled to:

(a) vote; or

(b) be counted in a quorum,

only in respect of Shares on which all calls due and payable have been paid.

45. JOINT HOLDERS

45.1 If two or more joint holders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted, to the exclusion of the other joint holder or holders.

45.2 For the purposes of this **clause 45**, several executors or administrators of a deceased Shareholder in whose sole name any Shares are registered will be taken to be joint holders of those Shares.

46. OBJECTIONS

46.1 An objection to the qualification of a voter may only be raised at the general meeting or adjourned general meeting at which the voter tendered its vote.

46.2 An objection must be referred to the chairman of the general meeting, whose decision made in good faith is final.

46.3 Subject to **clause 46.4**, a vote which the chairman of the general meeting does not disallow under an objection is valid for all purposes.

46.4 A vote which the Listing Rules require the Company to disregard is not valid.

47. VOTES BY PROXY

47.1 A Shareholder who is entitled to vote at a general meeting of the Company may appoint not more than two proxies to attend and vote at the meeting on that Shareholder's behalf.

47.2 A proxy need not be a Shareholder.

47.3 If a Shareholder appoints one proxy, that proxy may, subject to the *Corporations Act 2001*, vote on a show of hands.

47.4 If a Shareholder appoints two proxies and the appointment does not specify the proportion or number of the Shareholder's votes each proxy may exercise, each proxy may exercise half the votes. However, neither proxy may vote on a show of hands.

47.5 A proxy may demand or join in demanding a poll.

47.6 A proxy may vote or abstain as he or she chooses except where the appointment of the proxy directs the way the proxy is to vote on a particular resolution. If an appointment directs the way the proxy is to vote on a particular resolution:

(a) the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way;

(b) if the proxy has two or more appointments that specify different ways to vote on the resolution - the proxy must not vote on a show of hands;

(c) if the proxy is the chair - the proxy must vote on a poll and must vote that way; and

(d) if the proxy is not the chair - the proxy need not vote on a poll, but if the proxy does so, the proxy must vote that way.

48. DOCUMENT APPOINTING PROXY

48.1 An appointment of a proxy is valid if it is signed by the Shareholder making the appointment and contains the information required by subsection 250A(1) of the *Corporations Act 2001*.

48.2 For the purposes of **clause 48.1**, an appointment received at an electronic address will be taken to be signed by the Shareholder if:

(a) a personal identification code allocated by the Company to the Shareholder has been input into the appointment; or

(b) the appointment has been verified or authorised in another manner approved by the Directors or by the Chairman of AGL and the chief executive officer or Managing Director.

48.3 The Company may send a proxy appointment form to Shareholders in a form which has been approved by the Directors or by the Chairman of AGL and the chief executive officer or Managing Director.

48.4 A proxy's appointment is valid at an adjourned general meeting.

48.5 A proxy or attorney may be appointed for all meetings or for any number of general meetings or for a particular purpose.

48.6 Unless otherwise provided for in the proxy's appointment or in any instrument appointing an attorney, the appointment of the proxy or the attorney will be taken to confer authority:

(a) to vote on:

(i) any amendment moved to the proposed resolutions and on any motion that the proposed resolutions not be put or any similar motion; and

(ii) any procedural motion, including any motion to elect the chairman of the general meeting, to vacate the chair or to adjourn the general meeting,

even though the appointment may specify the way the proxy or attorney is to vote on a particular resolution; and

(b) to vote on any motion before the general meeting whether or not the motion is referred to in the appointment.

49. PROXY IN BLANK

If a proxy appointment is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, the chairman of the general meeting may either:

(a) act as proxy; or

(b) complete the proxy appointment (either personally or by an agent) by inserting the name or names of one or more Directors or the Secretary.

50. LODGMENT OF PROXY

50.1 Subject to **clause 50.3**, the appointment of a proxy or attorney must be received by the Company, at least 48 hours (unless reduced in the notice of meeting to which the appointment relates) before the general meeting (or the resumption of an adjourned general meeting) at which the appointee is to attend and vote, together with evidence satisfactory to the Company of its non-revocation.

50.2 If the appointment purports to be executed under a power of attorney or other authority, the original document or a certified copy of it must be received by the Company at least 48 hours (unless reduced in the notice of meeting to which the appointment relates) before the general meeting (or the resumption of an adjourned general meeting).

50.3 The Company receives an appointment of a proxy or attorney or other authority under which it was signed when they are received at:

(a) the Office;

(b) a facsimile number at the Office; or

(c) a place, facsimile number or electronic address specified for that purpose in the notice of general meeting.

51. VALIDITY

A vote cast in accordance with an appointment of proxy or power of attorney is valid even if before the vote was cast the appointor:

(a) died;

(b) became mentally incapacitated;

(c) revoked the proxy or power; or

(d) transferred the Shares in respect of which the vote was cast,

unless the Company received written notification of the death, mental incapacity, revocation or transfer before the relevant general meeting or adjourned general meeting.

52. REPRESENTATIVES OF BODIES CORPORATE

52.1 Any Shareholder that is a body corporate may appoint an individual as its representative as provided by the *Corporations Act 2001*.

52.2 The appointment of a Representative may set out restrictions on the Representative's powers.

52.3 The original form of appointment of a Representative, a certified copy of the appointment, or a certificate of the body corporate evidencing the appointment of a Representative is prima facie evidence of a Representative having been appointed.

52.4 The chairman of a general meeting may permit a person claiming to be a Representative to exercise the body's powers even if he or she has not produced a certificate or other satisfactory evidence of his or her appointment.

APPOINTMENT AND REMOVAL OF DIRECTORS

53. NUMBER OF DIRECTORS

53.1 Subject to the *Corporations Act 2001*, the Company may by resolution passed at a general meeting increase or reduce the minimum or maximum number of Directors.

53.2 Until the Company resolves otherwise in accordance with **clause 53.1** there will be:

(a) a minimum of three Directors; and

(b) a maximum of ten Directors.

53.3 Subject to any resolution of the Shareholders determining the maximum and minimum numbers of Directors, the Directors may from time to time determine the number of Directors and, until the Directors otherwise determine, the number of Directors shall be eight.

53.4 The Directors of The Australian Gas Light Company in office immediately before this Constitution becomes effective are the Directors of the Company immediately after that time and:

(a) hold office subject to this Constitution; and

(b) for the purposes of this Constitution, they will each be taken to have held office since, and to have been elected or re-elected (as the case may be) at, the time he or she was last elected or re-elected as a director of The Australian Gas Light Company before this Constitution became effective.

54. QUALIFICATION

54.1 A Director must hold 2,000 fully paid Shares in the Company. If Shares are converted into a larger or smaller number then the number of Shares a Director must hold will be adjusted accordingly.

54.2 A Director must hold the requisite share qualification from the time of the Director's nomination for the office of Director until the Director's election or appointment and must continue to hold that qualification so long as the Director continues to hold office as Director.

54.3 In addition to the circumstances which disqualify a person from managing a corporation according to the *Corporations Act 2001*, no person who has been an insolvent under administration within the previous five years is eligible to become a Director.

54.4 A Director is entitled to notice of all general meetings and meetings of the holders of any class of Shares.

55. POWER TO REMOVE AND APPOINT

55.1 The Company may, subject to the *Corporations Act 2001*, by resolution passed in general meeting:

(a) remove any Director before the end of the Director's term of office; and

(b) if the outgoing Director is a Non-Executive Director, elect another person to replace the Director.

55.2 A person appointed under **clause 55.1** will hold office for the remainder of the term for which the Director replaced would have held office if the Director had not been removed.

55.3 Subject to the provisions of this Constitution, the Company may appoint a person as a Director by resolution passed in general meeting.

55.4 (a) If the conduct or position of any Director is such that continuance in office appears to the majority of the Directors to be prejudicial to the interests of the Company, a majority of Directors at a meeting of the Directors specifically called for that purpose may suspend that Director.

(b) The suspended Director may not take any part in the business or affairs of the Company until the suspension has been terminated.

(c) Within 14 days of the suspension, the Directors must call a general meeting, at which the Shareholders may consider a motion to remove the Director from office in accordance with **clause 55.1(a)**.

(d) If a motion to remove the Director from office is not carried at the general meeting called to consider the matter, the suspension of the Director is terminated and the Director is reinstated in his or her office.

56. ADDITIONAL AND CASUAL DIRECTORS

56.1 Subject to **clause 53** the Directors may appoint any person as a Director to fill a casual vacancy or as an addition to the existing Directors.

56.2 A Director appointed under **clause 56.1** will hold office until the end of the next annual general meeting of the Company, at which the Director may be re-elected but he or she will not be taken into account in determining the number of Directors who must retire by rotation at the meeting in accordance with **clause 58**.

57. FILLING VACATED OFFICE

57.1 The Company may at a general meeting at which a Director retires, by ordinary resolution fill the vacated office by electing a person to that office.

58. RETIREMENT BY ROTATION

58.1 Subject to **clause 73.3** at the close of each annual general meeting one-third of the Directors or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the Directors, must retire from office.

58.2 (a) The Directors to retire by rotation at an annual general meeting are those Directors who have been longest in office since their last election.

(b) Directors elected on the same day may agree among themselves or determine by lot which of them must retire.

58.3 Subject to **clause 73.3**, a Director must retire from office at the conclusion of the third annual general meeting after the Director was last elected even if his or her retirement results in more than one-third of all Directors retiring from office.

58.4 A retiring Director remains in office until the end of the meeting and will be eligible for re-election at the meeting.

59. NOMINATION OF DIRECTOR

59.1 A person, other than a Director retiring under **clause 58** or under **clause 56.2** who seeks re-election, is not eligible for election as a Director at a general meeting unless:

(a) the person is proposed as a candidate by a Shareholder (who may be the candidate);

(b) the candidate holds the share qualification as required under clause 54 at the time of his or her nomination and continues to do so from that time until the general meeting; and

(c) the proposing Shareholder delivers a notice to the Office which nominates the candidate for the office of Director and includes the signed consent of the candidate.

59.2 A notice given in accordance with **clause 59.1** must be left at the Office not less than 35 Business Days before the relevant general meeting.

60. VACATION OF OFFICE

60.1 The office of a Director immediately becomes vacant if the Director:

(a) ceases to be a Director by virtue of the *Corporations Act 2001*;

(b) is prohibited by the *Corporations Act 2001* from holding office or continuing as a Director;

(c) is liable to pay a call but does pay the call within 21 days after the date on which it is payable;

(d) is prohibited from holding or is removed from the office of Director by an order made under the *Corporations Act 2001*;

(e) becomes bankrupt or makes any general arrangement or composition with his or her creditors;

(f) cannot manage the Company because of his or her mental incapacity or is a person whose estate is liable to have a person appointed, under the law relating to the administration of estates of persons who through mental or physical infirmity are incapable of managing their affairs, to administer it, or becomes in the opinion of the Directors incapable of performing is or her duties;

(g) resigns from his or her office of Director by notice in writing to the Company;

(h) is removed by a resolution of the Company;

(i) ceases to hold the share qualification as required under clause 54 ; or

(j) is resident in Australia and not being engaged abroad on the business of the Company, is absent from Directors' meetings for three consecutive months without leave of absence from the Directors.

REMUNERATION OF DIRECTORS

61. REMUNERATION OF NON-EXECUTIVE DIRECTORS

61.1 Subject to the Listing Rules, the Directors as a whole (other than Executive Directors) may be paid or provided remuneration for their services the total amount or value of which must not exceed an aggregate maximum of $900,000 per annum or such other maximum amount determined from time to time by the Company in general meeting.

61.2 The notice calling a general meeting at which it is proposed that Shareholders approve an increase of the aggregate maximum sum must state the amount of the increase and the aggregate maximum sum, and any other matters required by the Listing Rules.

61.3 Subject to the Listing Rules, the aggregate maximum sum will be divided among the Non-Executive Directors in such proportion and manner as the Directors agree and, in default of agreement, equally and shall be deemed to accrue from day to day.

61.4 Non-Executive Directors may not be paid a commission on or a percentage of profits or operating revenue.

61.5 If a Non-Executive Director is required to perform services for the Company which in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, the Company may pay or provide the Director remuneration determined by the Directors which may be either in addition to or instead of the Director's remuneration under **clause 61.1**. No remuneration may be paid or provided under this **clause 61.5** if the effect would be to exceed the aggregate maximum sum of Directors' remuneration determined by the Company in general meeting.

61.6 Non-Executive Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the Company's business.

61.7 The Company may also pay a premium for a contract insuring a person who is or has been a Non-Executive Director against liability incurred by the person as a Director, except in circumstances prohibited by the *Corporations Act 2001.*

61.8 Shares may be provided to Non-Executive Directors as part of their remuneration under **clauses 61.1** and **61.5** according to the rules of any share plan for the remuneration of Non-Executive Directors that may be introduced by the Company. For the purposes of **clause 61.1**, the value of any Shares provided will be determined according to the rules of the share plan.

62. REMUNERATION OF EXECUTIVE DIRECTORS

62.1 The remuneration of an Executive Director may from time to time be fixed by the Directors. The remuneration may be by way of salary or commission or participation in profits or by all or any of these modes but may not be by commission on, or a percentage of, operating revenue.

62.2 The Company may reimburse an Executive Director for his or her expenses properly incurred as a Director or in the course of his or her office.

62.3 Except in circumstances prohibited by the *Corporations Act 2001*, the Company may pay a premium for a contract insuring a person who is or has been an Executive Director against liability incurred by the person as a Director.

63. RETIREMENT BENEFITS

63.1 Subject to the *Corporations Act 2001* the Company may give a person a benefit in connection with a Director's retirement from a Board or managerial office in the Company in addition to any remuneration paid or provided under any other clause of this Constitution.

POWERS AND DUTIES OF DIRECTORS

64. DIRECTORS TO MANAGE COMPANY

64.1 The business of the Company is managed by or under the direction of the Directors who may exercise all powers of the Company that this Constitution, the *Corporations Act 2001* or the Listing Rules do not require to be exercised by the Company in general meeting.

64.2 Without limiting the generality of **clause 64.1**, the Directors may exercise all the powers of the Company to:

(a) borrow money;

(b) charge any property or business of the Company or all or any of its uncalled capital;

(c) issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person; and

(d) guarantee or to become liable for the payment of money or the performance of any obligation by or of any other person.

PROCEEDINGS OF DIRECTORS

65. DIRECTORS' MEETINGS

65.1 The Chairman of AGL, the Deputy Chairman of AGL, or any two Directors may at any time, and the Secretary must on the request of the Chairman of AGL, the Deputy Chairman of AGL, or any two Directors, call a meeting of the Directors.

65.2 A Directors' meeting must be called by not less than 48 hours notice of a meeting to each Director, unless the Directors unanimously agree otherwise. The notice may be in writing or given using any technology consented to by all the Directors.

65.3 An accidental omission to send a notice of a meeting of Directors to any Director or the non-receipt of such a notice by any Director does not invalidate the proceedings, or any resolution passed, at the meeting.

65.4 (a) Subject to the *Corporations Act 2001*, a Directors' meeting may be held by the Directors communicating with each other by any technological means consented to by all the Directors. The consent may be a standing one.

(b) The Directors need not all be physically present in the same place for a Directors' meeting to be held.

(c) A Director who participates in a meeting held in accordance with this **clause 65.4** is taken to be present and entitled to vote at the meeting.

(d) A Director can only withdraw his or her consent to the means of communication between Directors proposed for a Directors' meeting if the Director does so at least 48 hours before the meeting.

65.5 **Clause 65.4** applies to meetings of Directors' committees as if all committee members were Directors.

65.6 The Directors may meet together, adjourn and regulate their meetings as they think fit.

65.7 A quorum for meetings of Directors may be fixed by the Directors at no less than three Directors and unless so fixed, is three Directors a majority of whom must be non-executive directors. The quorum must be present at all times during the meeting.

65.8 Where a quorum cannot be established for the consideration of a particular matter at a meeting of Directors, one or more of the Directors may call a general meeting of Shareholders to deal with the matter.

66. DECISIONS

66.1 Questions arising at a meeting of Directors are to be decided by a majority of votes of the Directors present and voting and, subject to the *Corporations Act 2001*, each Director has one vote.

66.2 Subject to the Listing Rules, in the case of an equality of votes, the chairman of a Directors' meeting has a casting vote in addition to his or her deliberative vote.

67. DIRECTORS' INTERESTS

67.1 No contract made by a Director with the Company and no contract or arrangement entered into by or on behalf of the Company in which any Director may be in any way interested is avoided or rendered voidable merely because of the Director holding office as a director or because of the fiduciary obligations arising out of that office.

67.2 No Director contracting with or being interested in any arrangement involving the Company is liable to account to the Company for any profit realised by or under any such contract or arrangement merely because of the Director holding office as a director or because of the fiduciary obligations arising out of that office.

67.3 A Director is not disqualified, merely because of being a Director, from contracting with the Company in any respect.

67.4 Subject to this clause 67, a director and any firm, body or entity in which a Director has a direct or indirect interest may in any capacity:

(a) enter into any contract or arrangement with the Company;

(b) be appointed to hold any office or place of profit under the Company, other than the office of auditor; and

(c) act in a professional capacity, other than as auditor, for the Company,

and the Director may receive and retain for his or her own benefit any remuneration, profits or benefits as if he or she was not a Director.

67.5 A Director who has a material personal interest in a matter that is being considered at a Directors' meeting must not:

(a) be present while the matter is being considered at the meeting; or

(b) vote on the matter,

unless permitted by the *Corporations Act 2001* to do so, in which case the Director may:

(c) be counted in determining whether or not a quorum is present at any meeting of Directors considering that matter;

(d) sign or countersign any document relating to that matter; and

(e) vote in respect of, or in respect of any thing arising out of, that matter.

67.6 The quorum for consideration at a meeting of the Directors of a matter in which one or more Directors have a material personal interest is two Directors who are entitled to vote on any motion that may be moved at the meeting in relation to that matter.

67.7 A Director may be or become a director or other officer of, or otherwise interested in, any related body corporate or any other body corporate promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and is not accountable to the Company for any remuneration or other benefits received by the Director as a director or officer of, or from having an interest in, that body corporate.

68. REMAINING DIRECTORS

68.1 The Directors may act even if there are vacancies on the board.

68.2 If the number of Directors is not sufficient to constitute a quorum at a Directors' meeting, the Director or Directors may act only to:

(a) appoint a Director; or

(b) call a general meeting.

69. CHAIRMAN

69.1 The Directors shall elect one of their number who is not an executive director as Chairman of AGL and may determine the period for which the Chairman of AGL will hold office. The Chairman of AGL will be the chairman of Directors' meetings.

69.2 The Directors may elect a Director as Deputy Chairman of AGL. In the absence of the Chairman of AGL, the Deputy Chairman of AGL will be the chairman of Directors' meetings.

69.3 If neither the Chairman of AGL nor Deputy Chairman of AGL is elected, or if the Chairman of AGL and Deputy Chairman of AGL are not present at any Directors' meeting within 10 minutes after the time appointed for the meeting to begin, the Directors present must elect a Director to be chairman of the Directors' meeting.

70. DELEGATION

70.1 (a) The Directors may delegate any of their powers, other than those which by law must be dealt with by the Directors as a board, to a committee or committees.

(b) The Directors may at any time revoke any delegation of power.

70.2 At least one member of each committee of Directors must be a Director.

70.3 A committee may be authorised by the Directors to sub-delegate all or any of the powers for the time being vested in it.

70.4 Meetings of any committee of Directors will be governed by the provisions of this Constitution which deal with Directors' meetings so far as they are applicable and are not inconsistent with any directions of the Directors. The provisions apply as if each member was a Director.

71. WRITTEN RESOLUTIONS

71.1 If a majority of the Directors who are eligible to vote on a resolution have signed a document containing a statement that they are in favour of a resolution set out in the document, then a resolution in those terms is taken to have been passed by the Directors without a meeting. The resolution is passed when the last Director who makes up the majority signs.

71.2 For the purposes of **clause 71.1**, separate copies of a document may be used for signing by the Directors if the wording of the resolution and statement is identical in each copy.

71.3 Any document referred to in this clause may be in the form of a facsimile transmission or electronic notification.

71.4 If a resolution is taken to have been passed in accordance with this clause, the minutes must record that fact.

71.5 This clause applies to meetings of Directors' committees as if all members of the committee were Directors.

71.6 Any document referred to in this **clause 71** must be sent to every Director.

72. MINUTES

72.1 The Directors must cause minutes to be made of:

(a) the names of the Directors present at all Directors' meetings and meetings of Directors' committees;

(b) all proceedings and resolutions of general meetings, Directors' meetings and meetings of Directors' committees;

(c) all resolutions passed in accordance with **clause 71**;

(d) appointments of officers, but only if the Directors resolve that a minute of the appointment should be made, and

(e) all disclosures of interests made in accordance with the *Corporations Act 2 001*.

72.2 Minutes must be signed by the chairman of the meeting or by the chairman of the next meeting, and if so signed will be conclusive evidence of the matters stated in such minutes.

EXECUTIVE DIRECTORS

73. APPOINTMENT

73.1 (a) Subject to **clause 53** the Directors may appoint the chief executive officer to the office of Managing Director on such terms as they think fit.

(b) Subject to **clause 53** the Directors may appoint any other executive officer or officers to the office of Director on such terms as they think fit.

(c) A Director appointed under **clause 73.1(a)** or **(b)**, and a Director (however appointed) occupying for the time being a full-time or substantially full-time executive position in the Company or a related body corporate, is referred to in this Constitution as an Executive Director.

73.2 A Director appointed under **clause 73.1(b)** will hold office until the end of the next annual general meeting of the Company, at which the Director may be re-elected but he or she will not be taken into account in determining the number of Directors who must retire by rotation at the meeting in accordance with **clause 58**.

73.3 A Managing Director is not subject to retirement by rotation and is not to be taken into account in determining the rotation of retirement of Directors. Any other Executive Directors are subject to retirement by rotation.

74. SUSPENSION AND TERMINATION OF OFFICE

74.1 If an Executive Director ceases to hold any executive office in the Company or a Related Body Corporate (including the office of Managing Director) he or she ceases to be a Director automatically unless the other Directors agree otherwise.

74.2 The Directors may, subject to the terms of the Executive Director's employment contract, suspend, remove or dismiss him or her from executive office.

74.3 If an Executive Director is suspended from executive office of the Company or of a Related Body Corporate of the Company, his or her duties and obligations as Director are suspended for the same period.

74.4 A person ceasing to be a Director by virtue of the provisions of **clause 74.1** will not thereby be rendered ineligible for appointment or election as a Director under any clause other than **clause 73**.

75. POWERS OF CHIEF EXECUTIVE OFFICER AND EXECUTIVE DIRECTORS

75.1 The Directors may confer on any one or more of the chief executive officer or an Executive Director or Executive Directors any powers exercisable by the Directors, subject to any terms and restrictions determined by the Directors.

75.2 The Directors may authorise an Executive Director to sub-delegate all or any of the powers vested in him or her.

75.3 Any power conferred under this clause may be concurrent with but not to the exclusion of the Directors' powers.

75.4 The Directors may at any time withdraw or vary any of the powers conferred on an Executive Director.

LOCAL MANAGEMENT

76. GENERAL

76.1 The Directors may provide for the management and transaction of the affairs of the Company in any place and in such manner as they think fit.

76.2 Without limiting **clause 76.1**, the Directors may:

(a) establish local boards or agencies for managing any of the affairs of the Company in a specified place and appoint any persons to be members of those local boards or agencies; and

(b) delegate to any person appointed under **paragraph (a)** any of the powers, authorities and discretions which may be exercised by the Directors under this Constitution,

on any terms and subject to any conditions determined by the Directors.

77. APPOINTMENT OF ATTORNEYS AND AGENTS

77.1 The Directors may from time to time by resolution or power of attorney appoint any person to be the attorney or agent of the Company:

(a) for the purposes;

(b) with the powers, authorities and discretions (not exceeding those exercisable by the Directors under this Constitution);

(c) for the period; and

(d) subject to the conditions,

determined by the Directors.

77.2 Without limiting clause **77.1**, an appointment by the Directors of an attorney or agent of the Company may be made in favour of:

(a) any member of any local board established under this Constitution;

(b) any company;

(c) the members, directors, nominees or managers of any company or firm; or

(d) any fluctuating body of persons whether nominated directly or indirectly by the Directors.

77.3 A power of attorney may contain such provisions for the protection and convenience of persons dealing with an attorney as the Directors think fit.

77.4 An attorney or agent appointed under this clause may be authorised by the Directors to sub-delegate all or any of the powers authorities and discretions for the time being vested in it.

SECRETARY

78. SECRETARY

78.1 There must be at least one Secretary of the Company appointed by the Directors on conditions determined by them.

78.2 The Directors may, subject to the terms of the Secretary's employment contract, suspend, remove or dismiss the Secretary.

78.3 The Secretary is entitled to attend all Directors' and general meetings.

SEALS

79. COMMON SEAL

If the Company has a Seal:

(a) the Directors must provide for the safe custody of the Seal;

(b) it must not be used except with the authority of the Directors or a Directors' committee authorised to permit use of the Seal;

(c) every document to which the Seal is affixed must be signed by a Director and be countersigned by another Director, the Secretary or another person appointed by the Directors to countersign the document; and

(d) the Directors may determine by resolution either generally or in any particular case that the signature of any Director or the Secretary to a document to which the Seal or a duplicate seal or certificate seal is affixed may be a facsimile applied to the document by specified mechanical means.

80. DUPLICATE SEAL

80.1 If the Company has a Seal, the Company may have one or more duplicate seals of the Seal each of which:

(a) must be a facsimile of the Seal with the addition on its face of the words '**Duplicate Seal**'; and

(b) must only be used with the authority of the Directors or a Directors' committee.

81. SHARE SEAL

81.1 If the Company has a Seal, the Company may have a certificate seal which:

(a) may be affixed to Share, option or other certificates;

(b) must be a facsimile of the Seal with the addition on its face of the words '**Share Seal**'; and

(c) must only be used with the general or specific authority of the Directors or a Directors' committee.

INSPECTION OF RECORDS

82. TIMES FOR INSPECTION

82.1 Except as otherwise required by the *Corporations Act 2001*, the Directors may determine whether and to what extent, and at what times and places and under what conditions, the financial records and other documents of the Company or any of them will be open for inspection by Shareholders other than Directors.

82.2 A Shareholder other than a Director does not have the right to inspect any financial records or other documents of the Company unless the Shareholder is authorised to do so by a court order or a resolution of the Directors.

82.3 Notwithstanding **clauses 82.1** and **82.2**, the books of the Company containing the minutes of general meetings shall be kept at the Office and shall be open to inspection of Shareholders at all times when the Office is required to be open to the public.

DIVIDENDS AND RESERVES

83. DECLARATION OF DIVIDENDS

The Directors may by resolution either:

(a) declare a dividend and may fix the amount, the time for and method of payment; or

(b) determine a dividend is payable and fix the amount and the time for and method of payment.

84. AMEND RESOLUTION TO PAY DIVIDEND

If the Directors determine that a dividend is payable under **clause 83(b)**, they may, if permitted by the Listing Rules, amend or revoke the resolution to pay the dividend before the record date notified to the Exchange for determining entitlements to that dividend.

85. NO INTEREST

Interest is not payable by the Company on a dividend.

86. RESERVES

86.1 The Directors may set aside out of profits such amounts by way of reserves as they think appropriate before declaring a dividend or determining to pay a dividend.

86.2 The Directors may apply the reserves for any purpose for which profits may be properly applied.

86.3 Pending any application of the reserves, the Directors may invest or use the reserves in the business of the Company or in other investments as they think fit.

86.4 The Directors may carry forward any undistributed profits without transferring them to a reserve.

87. DIVIDEND ENTITLEMENT

87.1 Subject to the rights of persons (if any) entitled to Shares with special rights as to dividends:

(a) all fully paid Shares on which any dividend is declared or paid, are entitled to participate in that dividend equally; and

(b) each partly paid Share is entitled to a fraction of the dividend declared or paid on a fully paid Share of the same class, equivalent to the proportion which the amount paid (not credited) on the Share bears to the total amounts paid and payable, whether or not called, (excluding amounts credited) on the Share.

87.2 An amount paid on a Share in advance of a call is not to be taken as paid for the purposes of **clause 87.1**.

87.3 Unless otherwise determined by the Directors, Shares rank for dividends from their date of allotment.

87.4 Subject to the *Corporations Act 2001* and the SCH Business Rules, a transfer of Shares registered after the record date notified to the Exchange for determining entitlements to a dividend paid or payable in respect of the transferred Shares, does not pass the right to that dividend.

88. RESTRICTED SECURITIES

During a breach of the Listing Rules relating to Shares which are Restricted Securities, or a breach of a restriction agreement, the holder of the relevant Restricted Securities is not entitled to any dividend in respect of those Restricted Securities.

89. DEDUCTIONS FROM DIVIDENDS

The Directors may deduct from a dividend payable to a Shareholder all sums presently payable by the Shareholder to the Company on account of calls or otherwise in relation to Shares in the Company.

90. DISTRIBUTION OF ASSETS

90.1 The Directors may resolve that a dividend will be paid wholly or partly by the transfer or distribution of specific assets, including fully paid shares in, or debentures of, any other corporation.

90.2 If a difficulty arises in making a transfer or distribution of specific assets, the Directors may:

(a) deal with the difficulty as they consider expedient;

(b) fix the value of all or any part of the specific assets for the purposes of the distribution;

(c) determine that cash will be paid to any Shareholders on the basis of the fixed value in order to adjust the rights of all the Shareholders; and

(d) vest any such specific assets in trustees as the Directors consider expedient.

90.3 If a transfer or distribution of specific assets to a particular Shareholder or Shareholders is illegal or, in the Directors' opinion, impracticable, the Directors may make a cash payment to the Shareholder or Shareholders on the basis of the cash amount of the dividend instead of the transfer or distribution of specific assets.

91. PAYMENT

91.1 Any dividend or other money payable in respect of Shares may be paid (at the discretion of the Company) by:

(a) cheque sent through the mail directed to:

(i) the address of the Shareholder shown in the Register or to the address of the joint holder of Shares shown first in the Register; or

(ii) an address which the Shareholder has, or joint holders have, in writing notified the Company as the address to which dividends should be sent; or

(b) by electronic funds transfer to any account which the Shareholder has, or joint holders have, notified the Company as an account into which dividends should be paid.

91.2 Any joint holder may give an effectual receipt for any dividend or other money paid in respect of Shares held by holders jointly.

92. ELECTION TO REINVEST DIVIDEND

The Directors may:

(a) establish a plan under which Shareholders or any class of Shareholders may elect to reinvest cash dividends paid by the Company by subscribing for Shares or having Shares purchased on their behalf;

(b) vary, suspend or terminate the arrangements established under **clause 92(a)**.

93. ELECTION TO ACCEPT SHARES IN LIEU OF DIVIDEND

93.1 The Directors may resolve, in respect of any dividend which it is proposed to pay on any Shares, that holders of those Shares may elect to:

(a) forego their right to share in the proposed dividend or part of the proposed dividend; and

(b) instead receive an issue of Shares credited as fully paid.

93.2 If the Directors resolve to allow the election provided for in **clause 93.1**, each holder of Shares conferring a right to share in the proposed dividend may, by notice in writing to the Company given in such form and within such period as the Directors may decide, elect to:

(a) forego the dividend which otherwise would have been paid to the holder on such of the holder's Shares conferring a right to share in the proposed dividend as the holder specifies in the notice of election; and

(b) receive instead Shares to be issued to the holder credited as fully paid, on and subject to such terms and conditions as the Directors may determine.

93.3 Following the receipt of duly completed notices of election under **clause 93.2**, the Directors must:

(a) appropriate from the Company's profits or any reserve available for distribution to Shareholders an amount equal to the aggregate issue price (if any) of the Shares to be issued credited as fully paid to those holders of Shares who have given such notices of election; and

(b) apply the amount (if any) in paying up in full the number of Shares required to be so issued.

93.4 The Directors may rescind, vary or suspend a resolution of the Directors made under **clause 93.1** and the arrangements implemented under the resolution.

93.5 The powers given to the Directors by this **clause 93** are additional to the provisions for capitalisation of profits provided for by this Constitution. If the Directors exercise their power to capitalise profits under **clause 95** then any Shareholder who has elected to participate in arrangements established under this **clause 93** is deemed, for the purpose of determining the Shareholder's entitlement to share in the capitalised sum, not to have so elected.

94. UNCLAIMED DIVIDENDS

All dividends unclaimed for one year after the time for payment has passed may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed money.

95. CAPITALISATION OF PROFITS

95.1 The Directors may resolve:

(a) to capitalise any sum being the Company's profits or any reserve available for distribution to Shareholders; and

(b) that:

(i) no Shares be issued and no amounts unpaid on Shares be paid up on capitalisation of the sum; or

(ii) the sum be applied in any of the ways mentioned in **clause 95.2** for the benefit of Shareholders in the proportions in which the Shareholders would have been entitled if the sum had been distributed by way of dividend.

95.2 The ways in which a sum may be applied for the benefit of Shareholders under **clause 95.1(b)(ii)** are:

(a) in paying up any amounts unpaid on Shares held or to be held by Shareholders;

(b) in paying up in full unissued Shares or debentures to be issued to Shareholders as fully paid; or

(c) partly as mentioned in **paragraph (a)** and partly as mentioned in **paragraph (b)**.

95.3 To the extent necessary to adjust the rights of the Shareholders among themselves, the Directors may:

(a) make cash payments in cases where Shares or debentures become issuable in fractions; and

(b) authorise any person to make, on behalf of all the Shareholders entitled to a benefit on the capitalisation, an agreement with the Company providing for:

(i) the issue to them, credited as fully paid up, of any such further Shares or debentures; or

(ii) the payment by the Company on their behalf of the amount or any part of the amount remaining unpaid on their existing Shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under the authority of **paragraph (b)** is effective and binding on all the Shareholders concerned.

NOTICES

96. SERVICE OF NOTICES

96.1 Notice may be given by the Company to any person who is entitled to notice under this Constitution by:

(a) serving it on the person;

(b) sending it by post, facsimile transmission or electronic notification to the person at the person's address shown in the Register or the address supplied by the person to the Company for sending notices to the person; or

(c) (except in the case of a notice of meeting of Shareholders which is required to be given individually to each Shareholder entitled to vote at the meeting and to each Director), advertising in one or more newspapers published in the City of Sydney as determined by the Directors.

96.2 A notice sent by post is taken to be served:

(a) by properly addressing, prepaying and posting the notice; and

(b) on the day after the day on which it was posted.

96.3 A notice sent by facsimile transmission or electronic notification is taken to be served:

(a) by properly addressing the facsimile transmission or electronic notification and transmitting it; and

(b) on the day of its transmission except if transmitted after 5.00pm in which case is taken to be served on the next day.

96.4 A notice given by advertisement is taken to be served on the date on which the advertisement first appears in a newspaper.

96.5 A notice may be served by the Company on joint holders under **clause 96.1(a)** or **96.1(b)** by giving the notice to the joint holder whose name appears first in the Register.

96.6 Every person who is entitled to a Share by operation of law and who is not registered as the holder of the Share is taken to receive any notice served in accordance with this clause by advertisement or on that person from whom the first person derives title.

96.7 A Share certificate, cheque, warrant or other document may be delivered by the Company either personally or by sending it:

(a) in the case of a Shareholder who does not have a Registered Address in Australia, by airmail post or in another way that ensures that it will be received quickly, as appropriate and, in the case of a document which is not required to be sent in physical form, by facsimile transmission or electronic notification; and

(b) in any other case by ordinary post,

and is at the risk of the addressee as soon as it is given or posted.

96.8 A Shareholder whose Registered Address is not in Australia may specify in writing an address in Australia as the Shareholder's Registered Address within the meaning of this clause.

96.9 A certificate in writing signed by a Director, Secretary or other officer of the Company, or by any person that the Company has engaged to maintain the Register, that a document or its envelope or wrapper was addressed and stamped and was posted is conclusive evidence of posting.

96.10 Subject to the *Corporations Act 2001* the signature to a written notice given by the Company may be written or printed.

96.11 All notices sent by post outside Australia must be sent by prepaid airmail post.

96.12 A notice sent by post, facsimile transmission or electronic notification to a Shareholder's address shown in the Register or the address supplied by the Shareholder to the Company for the purpose of sending notices to the Shareholder is deemed to have been

served notwithstanding that the Shareholder has died, whether or not the Company has notice of his or her death.

97. PERSONS ENTITLED TO NOTICE

97.1 Notice of every general meeting must be given to:

(a) every Shareholder;

(b) every Director and Alternate Director;

(c) the Exchange; and

(d) the Auditor.

97.2 No other person is entitled to receive notice of a general meeting.

AUDIT AND FINANCIAL RECORDS

98. COMPANY TO KEEP FINANCIAL RECORDS

98.1 The Directors must cause the Company to keep financial records and to prepare financial documents and reports in accordance with the requirements of the *Corporations Act 2001* and the Listing Rules.

98.2 The Directors must cause the financial records and financial documents of the Company to be audited in accordance with the requirements of the *Corporations Act 2001* and the Listing Rules.

WINDING UP

99. WINDING UP

99.1 Nothing in this clause prejudices the rights of the holders of Shares issued on special terms and conditions.

99.2 If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company:

(a) divide among the Shareholders in kind all or any of the Company's assets; and

(b) for that purpose, determine how he or she will carry out the division between the different classes of Shareholders,

but may not require a Shareholder to accept any Shares or other securities in respect of which there is any liability.

99.3 The liquidator may, with the sanction of a special resolution of the Company, vest all or any of the Company's assets in a trustee on trusts determined by the liquidator for the benefit of the contributories.

INDEMNITY

100. INDEMNITY

100.1 To the extent permitted by law and subject to the restrictions in section 199A of the *Corporations Act 2001*, the Company indemnifies every person who is or has been an officer of the Company against any liability (other than for legal costs) incurred by that person as an officer of the Company (including, without limitation, liabilities incurred by the officer as a result of this clause, or as an officer of a subsidiary of the Company where the Company requested the officer to accept that appointment).

100.2 To the extent permitted by law and subject to the restrictions in section 199A of the *Corporations Act 2001*, the Company indemnifies every person who is or has been an officer of the Company against reasonable legal costs incurred in defending an action for a liability incurred by that person as an officer of the Company (including such legal costs incurred by the officer as an officer of a subsidiary of the Company where the Company requested the officer to accept that appointment).

100.3 The amount of any indemnity payable under this **clause 100** will be increased to include an additional amount (**'GST Amount'**) equal to any GST payable by the officer being indemnified (**'Indemnified Officer'**) in connection with the indemnity (less the amount of any input tax credit claimable by the Indemnified Officer in connection with the indemnity). Payment of any indemnity which includes a GST Amount is conditional upon the Indemnified Officer issuing the Company a GST tax invoice for the GST Amount.

100.4 For the purposes of this **clause 100**, 'officer' means:

(a) a Director;

(b) a Secretary; and

(c) an executive officer of the Company as defined by the *Corporations Act 2001*.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/10/2002

TIME: 14:58:43

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release - Milestone for AGL

FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: AUSTRALIAN STOCK EXCHANGE

FAX NO: 1300 300 021

FROM: COMPANY SECRETARY OFFICE

PAGES: (incl.this) 2

DATE: 10 OCTOBER 2002

SUBJECT: 11 OCTOBER 2002 – MILESTONE FOR AGL

Attached is a media release on the above subject.

AGL

media release

10 October 2002

11 October 2002
Milestone For AGL

From tomorrow, 11 October, The Australian Gas Light Company becomes a company governed fully by the *Corporations Act 2001*. 165 years of Acts, Regulations and By-Laws will be replaced by a modern constitution.

At the same time, the five percent shareholding limitation and the outmoded scaled voting system will disappear.

The Chairman of AGL, Mr John Phillips, described the event as "a milestone for the Company and the opening of a new chapter in its long history."

"AGL's old governance arrangements were developed when the Company was a monopoly gas supplier, with few other business interests. Its new constitution will be more consistent with the Company's present position as Australia's largest downstream energy supplier, with businesses across Australia and in New Zealand and Chile."

"Of course there is some sadness at breaking the direct legislative link with our founders. However, our customers and our staff will be unaffected by the changes, and AGL will continue to operate under its original name - The Australian Gas Light Company", Mr Phillips concluded.

For further information contact:

Jane McAloon, Group Manager, External Affairs
Telephone: 02 9922-8349
Mobile: 0419 447 384

File 904

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/10/2002

TIME: 16:28:46

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x 7

FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: AUSTRALIAN STOCK EXCHANGE

FAX NO: 1300 300 021

FROM: COMPANY SECRETARY OFFICE

PAGES: (incl.this) 15

DATE: 11 OCTOBER 2002

SUBJECT:

Attached are Appendix 3Y notifications of changes in Director's Interests for the purposes of Section 205G of the Corporations Act.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 15/10/2002

TIME: 10:43:55

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Address to AGM

AGL

FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO:	**AUSTRALIAN STOCK EXCHANGE**
FAX NO:	**1300 300 021**
FROM:	**COMPANY SECRETARY'S OFFICE**
PAGES: (incl.this)	**7**
DATE:	**15 OCTOBER 2002**

SUBJECT: ANNUAL GENERAL MEETING – 15 OCTOBER 2002

In accordance with the Listing Rules, please find herewith copy of the Chairman's Address to this Company's Annual General Meeting to be held at 10.30 am today.

[redacted]

CHAIRMAN'S ADDRESS

I have much pleasure in declaring open the 163rd Annual General Meeting of The Australian Gas Light Company.

It is also the first Annual General Meeting under our new Constitution, a momentous occasion.

The Corporate Conversion of AGL is now behind us. As a result of the Order signed by the NSW Minister for Energy, the conversion became effective and our new Constitution came into play on last Friday, 11 October.

It has been a drawn-out affair and, just occasionally, some commentators have exhibited a degree of impatience.

However, it has been a complicated process, requiring the co-operation of the Commonwealth Government, the New Zealand Government, and the Governments of a number of States, particularly our home state, New South Wales.

I would like to express publicly our sincere thanks to all those involved, the responsible Ministers and the Departmental Officers. And I would like to convey the Board's thanks to the AGL team who managed the process. I am sure all are relieved that the exercise is complete.

Now, I have to remember to call you Shareholders rather than Proprietors. Ah well, we managed to retain our individuality for 165 years. That is not bad I suppose. And we have been permitted to retain our original name without the need to add "Limited" at the end.

Before we start the formal business of the meeting, let me introduce your Directors. We also have with us some of the AGL Leadership Team.

There have been some changes since last year. However, we have been very fortunate in the calibre of people we have recruited to replace those who have retired and, of course, we have gained some valuable resources through our acquisitions.

AGL's Leadership Team has served the Company very well over the past year. All are shareholders in their own right and their rewards are linked directly to improvements in shareholder returns.

So there can be no misunderstanding, let me make it clear that AGL does not issue executive options. We have a staff incentive programme, based partly on cash payments and partly on shares. To participate, staff need to jump a number of hurdles linked to performance.

The scheme is totally transparent and fully costed in the Company's accounts. Importantly, if there is no improvement in earnings per share, that is if Shareholders are not benefiting, then no incentive bonuses are paid to our executives.

You will notice that the Concise Annual Report has that clearly stated on the cover this year. That omission was drawn to our attention at last year's Annual General Meeting.

If anyone would like to receive the full financial report, it is available on request or on the AGL internet site.

We try to make the Annual Report interesting and informative. I hope you find it so.

As I have said to you before, I am always happy to receive a note from you if you have any ideas to improve the Report. Some Shareholders have taken me up on that offer, for which I thank them.
The financial year 2001-2002 saw a major and positive reversal in the Company's fortunes. I am much more comfortable standing here in front of you today than I was a year ago.

And the reversal was not due to windfalls; the list of one-off significant after tax items included:

- a net loss of $18.8 million, which was a hang-over from last year's New Zealand problems;
- the $42.4 million write-off of Dingo Blue; the final cost may be less than this;
- redundancy costs of $7.5 million incurred in restructuring the business.

The only positive in the list was a realised gain of $7.3 million on the close-out of some equity performance agreements.

The weather was not particularly in our favour, nor were pricing decisions made by the Regulators. The improvement in our results was due largely to hard work on the part of the management team and staff plus a willingness to "bite the bullet" on some things, which in retrospect, had proved to be mistakes.

The New Zealand difficulties are behind us. As I said, there was some overhang into July 2001 but the Board of NGC, our 66 percent-owned subsidiary in New Zealand, with our support, has identified its core businesses and has settled on its strategy for the future.

You may have noticed some announcements on the disposal of assets in recent weeks. New Zealand is now operating well.

If I turn to our overall results, the profit attributable to Shareholders was $192.1 million compared with $115.4 million in 2000-2001. That is a 66 percent increase. I am not asking you to applaud that as last year's result was disappointing and not a good benchmark.

If we look at the underlying profit, leaving aside significant one-off items, the result in 2001-2002 was $263.6 million, the highest we have ever recorded. That is a very pleasing outcome and a measure of what we can achieve in our core businesses if we avoid costly distractions.

Another important statistic for our type of company, operating cash flows, improved from $297.4 million to $344.3 million.

Your Board is recommending to you a final dividend of 27 cents a share, which would be franked to 16 cents. If you agree, that dividend will be payable tomorrow. It would bring the total dividend for the year to 52 cents, the same as last year. The franked amount would be 35 cents.

The Dividend Reinvestment Plan will again be available on the final dividend, at an unchanged discount of 2.5 percent.

This is the last occasion on which the final dividend is to be declared at the Annual General Meeting. Under the new Constitution, as you approved it in July, the Board will be able to declare and pay dividends without a General Meeting.

We are delighted that we were able to acquire Pulse Energy in July this year. For some time, our ability to put together a well-balanced strategy has been hampered by two factors – a gap in our capacity to retail gas in Victoria and an unsuitable balance between our regulated and our market-based businesses. Pulse has contributed substantially to solving both problems.

At the same time, it seems likely to add revenue of more than $1 billion annually and make a positive contribution to earnings per share from the current year.

AGL is now the largest energy company in Australia, serving more than 3 million customers. That is important since there are returns to scale in our business. But, it is not the overwhelming factor in success. Of even more importance is that we integrate the new businesses efficiently and look after the needs and interests of our new customers.

AGL now retails electricity to over 800,000 electricity customers and gas to 520,000 gas customers in Victoria.

One of the big benefits of the Pulse acquisition is that we have access to the major gas contract in Victoria so we can service our customers there and can also use any surplus gas to supplement supplies into the NSW gas market.

Of great importance, also, was the decision we took to underpin the Pulse electricity retailing business with a flexible long-term hedge arrangement with a major Victorian generator. That deal, when put together with the existing trading books of AGL and Pulse Energy, and our peaking plants at Somerton in Victoria and Hallett in South Australia, will significantly mitigate our exposure to wholesale electricity market risk, while maintaining our competitive retail position.

Support of the Pulse acquisition by both Shareholders and the market generally has been encouraging.

It allowed us to raise, at fairly short notice, $380 million through an institutional placement of 41.1 million shares and a further $95.2 million through a Share Purchase Plan for existing Shareholders.

As a result, we estimate that the Company's gearing will be around 51.5 percent for the current year, compared with close to 55 percent last year.

Both Standard and Poor's and Moody's have confirmed that there will be no change to AGL's rating.

The debate about regulation of the energy industry continues.

As I indicated in the Annual Report, it is very difficult trying to be a national energy company when regulation is handled on anything but a national basis. Having to deal with 14 separate regulators and to comply with some 2,800 different regulatory obligations is hardly an efficient system.

I am encouraged, however, that the defects in our regulatory framework seem to be more widely recognized. Some reviews are in progress and we eagerly await the Federal Government's report on energy reform.

It is important, not just for AGL but for the economy more generally and for energy users, that we achieve a coordinated, even handed set of rules covering all participants across all states if we are to have, within the next few years, fully competitive wholesaling and retailing of energy across Australia with the interests of energy users balanced against the need for continuing investment in the sector.

It is not always comfortable being the retailer in such a disconnected regulatory environment. We send the bills to the final consumers, so we are the messenger at which most of the snipers aim.

A good example is the recent setting of electricity prices in South Australia. Following decisions by the Independent Regulator, we announced price rises, on average, of 25 percent. Understandably, that was not popular. However, AGL was seen as the villain in the piece. Yet, our share of the final price of electricity, as calculated by the Independent Regulator, is 14 percent. The remaining 86 percent goes to the generators, the owners of the transmission networks and the Government, through GST.

Our retail margin, after the deduction of interest and tax, again as calculated by the Regulator, is 2.5 to 3.0 percent, hardly a bonanza given the volatility of demand in South Australia's climatic conditions.

I have no doubt that consumer prices would be lower if we had a different, more efficient regulatory system at the wholesale level.

I fear that increased competition at the retail level, on its own, will not be enough to give consumers a markedly better deal.

Unless the playing field is severely distorted, our competitors will need to pay the same price for wholesale electricity and for use of the transmission lines. I doubt they will be able to operate profitably for long at lower retail margins.

Much has been said and written recently about corporate governance. That is not too surprising when one considers the corporate events which have been consuming tonnes of newsprint and underpinning legal incomes.

I said to you in the Annual Report that "we strive for high ethical standards in dealing with our staff, our customers, our Proprietors and with the general community. We don't see corporate governance as simply a set of rules to be followed or guidelines to be observed. We expect honesty and openness from all those we deal with; we aim to act honestly and openly in return."

Most of the changes currently being introduced by the Federal Government and the Australian Stock Exchange are already in place in AGL. Most of the practices which, it is suggested, have contributed to many of the corporate problems of recent times, are not part of our culture. I hope we can always keep it that way.

The past year has been something of a watershed for AGL. The strategic review we undertook in 2001-2002 was very important. We have redefined our role and identified the energy opportunities we wish to pursue. The acquisition of Pulse Energy was a great fit.

The job, of course, is not complete. It never is! More needs to be done to ensure our portfolio of activities is right and the synergies from the Pulse acquisition are realised.

Your Board is very confident and optimistic about the future.

M John Phillips AM
CHAIRMAN

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 15/10/2002

TIME: 16:35:25

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of AGM

file 904

AGL

FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO: **1300 300 021**

FROM: **COMPANY SECRETARY'S OFFICE**

PAGES: **1 (incl. this)**

DATE: **15 OCTOBER 2002**

SUBJECT: ANNUAL GENERAL MEETING – 15 OCTOBER 2002

In accordance with the Listing Rules, we confirm that all resolutions put to the Annual General Meeting of this Company at 10.30 am today were carried by a show of hands.

The Resolutions referred to are set out in full in the Notice of Meeting sent to Shareholders, two copies of which were forwarded to you on 13 September 2002.

For the record, the following proxies were cast in relation to the resolutions

	For	Against	Discretionary	Abstain
1. To adopt Annual Financial Report	93,856,304	42,782	19,484,842	81,117,903
2. To declare a final dividend	94,486,282	14,832	19,472,813	80,527,904
3. To elect Mr D C K Allen as a Director	93,974,630	193,540	19,594,484	80,739,177
4. To elect Mr A B Daniels as a Director	93,895,430	263,917	19,581,419	80,761,065
5. To elect Mr M J Phillips as a Director	93,178,729	1,014,999	19,544,742	80,763,361
6. Approve, for the purposes of listing rule 7.4, certain issues of fully paid ordinary shares by the Company in the last 12 months.				
(a) Underwriting of DRP on 11.4.02	93,153,232	676,450	15,737,662	80,934,143
(b) Placement on 9.7.02	31,485,033	746,005	14,298,945	13,355,198
(c) Share Purchase Plan on 15.8.02	92,247,213	549,042	19,691,222	82,014,354

L. J. FISK

704

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/10/2002

TIME: 10:59:54

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x 7

FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

This facsimile is a private communication and its contents may be privileged and confidential. The contents are intended only for the recipient named in this message and any unauthorised use is prohibited. If you have received this facsimile in error please advise us and destroy your copy. Thank you.

TO: AUSTRALIAN STOCK EXCHANGE

FAX NO: 1300 300 021

FROM: COMPANY SECRETARY'S OFFICE

PAGES: 15 (incl. this)

DATE: 17 OCTOBER 2002

SUBJECT:

Attached are Appendix 3Y notifications of changes in Director's Interests for the purposes of Section 205G of the Corporations Act.

704

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE:	21/10/2002
TIME:	12:08:42
TO:	AUSTRALIAN GAS LIGHT COMPANY (THE)
FAX NO:	02-9957-3671
FROM:	AUSTRALIAN STOCK EXCHANGE LIMITED COMPANY ANNOUNCEMENTS OFFICE
PAGES:	1
SUBJECT:	CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Correction to Change of Director's Interest Notice x7

FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: AUSTRALIAN STOCK EXCHANGE

FAX NO: 1300 300 021

FROM: COMPANY SECRETARY'S OFFICE

PAGES: 15 (incl. this)

DATE: 21 OCTOBER 2002

SUBJECT:

I refer to the advice sent to the ASX on 17 October 2002 about changes in Director's Interests for the purposes of Section 205G of the Corporations Act.

The nature of change on each of the Director's modifications was incorrect. The shares were issued under AGL's Dividend Reinvestment Plan not the AGL Share Purchase Plan. The updated notifications are attached.

In addition, please correct your text file re. Ms Hewson's shares acquired. It should read 448 (as advised) not 448,433.

Regards,

Les Fisk
Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/10/2002

TIME: 17:14:02

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Becoming a substantial holder

File 976

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maple-Brown Abbott Ltd	Level 30, 20 Bond Street, Sydney NSW 2000.

Signature

print name Richard Grundy capacity Company Secretary

sign here date 25/ 10 /02

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

MAPLE-BROWN ABBOTT
Investment Managers

25 October 2002

The Manager
Company Announcements
Australian Stock Exchange (Sydney) Limited
20 Bridge Street
SYDNEY NSW 2000

FAXED

By Fax: 1300 300 021

Dear Sir or Madam

Substantial Holder
The Australian Gas Light Company Limited

We wish to advise that we have become a substantial shareholder in the above Company and enclose the formal notice.

Our clients hold a relevant interest in 21,925,052 ordinary shares representing 5.06% of the issued fully paid ordinary capital.

Yours faithfully

Richard Grundy
Company Secretary

Maple-Brown Abbott Limited
Level 30, 20 Bond Street Sydney NSW 2000

Annexure B

The Australian Gas Light Company Limited
Net Trades between 23 June 2002 and 23 October 2002

Date	Holding	Consideration
25-Jun-2002	(7,992)	(81,809.79)
28-Jun-2002	(484)	(4,843.32)
03-Jul-2002	2,020,000	18,685,000.00
05-Jul-2002	(10,000)	(96,181.55)
15-Aug-2002	320	2,960.00
02-Sep-2002	100,000	1,003,249.84
03-Sep-2002	100,000	1,000,079.41
04-Sep-2002	65,000	647,782.15
06-Sep-2002	(21,800)	(217,782.00)
09-Sep-2002	21,800	217,782.00
20-Sep-2002	14,000	142,871.22
23-Sep-2002	(9,347)	(95,702.67)
25-Sep-2002	10,000	101,939.57
26-Sep-2002	(17,628)	(173,710.28)
30-Sep-2002	13,000	126,938.23
09-Oct-2002	(158,424)	(1,617,509.04)
11-Oct-2002	20,000	207,124.03
14-Oct-2002	(32,930)	(339,837.60)
15-Oct-2002	38,000	390,281.53
16-Oct-2002	100,000	1,015,635.34
17-Oct-2002	12,821	131,127.39
18-Oct-2002	293,226	2,977,795.83
21-Oct-2002	40,000	403,269.25
23-Oct-2002	261,398	2,605,951.22
	2,850,960	**27,029,451.76**

[signature] 24/10/02

Annexure A

The Australian Gas Light Company Limited
Registered Shareholdings as at 23 October 2002

Registered Name	Address	Holding
RBC Global Services Aust. Noms P/L	Level 19, 1 Castlereagh Street, SYDNEY NSW 2000	6,313,146
National Custodian Services	GPO Box 1406M, MELBOURNE VIC 3001	5,224,213
State Street Australia Ltd	Level 7, 338 Pitt Street, SYDNEY NSW 2000	3,564,995
State Street Australia Limited	Level 7, 338 Pitt Street, SYDNEY NSW 2000	2,548,075
The Chase Manhattan Bank Aust Ltd	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	1,684,162
Cogent Investment Operations P/L	Level 16, 33 Alfred Street, SYDNEY NSW 2000	1,344,660
Commonwealth Custodial Services Ltd	Level 4, 48 Martin Place, SYDNEY NSW 2000	662,981
Westpac Custodian Nominees Limited	Level 9, 50 Pitt Street, SYDNEY NSW 2000	318,400
Citicorp Nominees Pty Limited	Level 2, 350 Collins Street, MELBOURNE VIC 3001	240,000
Asia Union Investments Limited	Ground Floor, 190 George Street, SYDNEY NSW 2000	23,000
J Grundy	1 Eva Street, NORTHWOOD NSW 2066	1,420
		21,925,052

24.10.02

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: The Australian Gas Light Company Limited

ACN/ARSN: 052 167 405

1. Details of substantial holder (1)

Name: Maple-Brown Abbott Limited

ACN/ARSN (if applicable): 001 208 564

The holder became a substantial holder on 23/10/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Fully paid ordinary	21,925,052	21,925,052	5.06%
shares			

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
------------------------	-- Refer to Annexure A --	----------------------

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
-------------------	---------- Refer to	Annexure A ---------	------------

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
------------------	---------- Refer to	Annexure	B --------	------------

MAPLE-BROWN ABBOTT
Investment Managers

25 October 2002

Mr Leslie J Fisk
Company Secretary
The Australian Gas Light Company Limited
AGL Centre
111 Pacific Highway
NORTH SYDNEY NSW 2059

By Fax: (02) 9957 3671

Dear Mr Fisk

We wish to advise that we have become a substantial shareholder in the Company and enclose the formal notice. We also enclose a copy of the letter sent to the Stock Exchange in Sydney.

Yours sincerely

Richard Grundy
Company Secretary

Maple-Brown Abbott Limited
Level 30, 20 Bond Street Sydney NSW 2000
Telephone 02 8226 6200 Facsimile 02 8226 6201

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/10/2002

TIME: 16:54:00

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To comply with Essential Services Commission Inquiry

AGL

FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: AUSTRALIAN STOCK EXCHANGE

FAX NO: 1300 300 021

FROM: COMPANY SECRETARY'S OFFICE

PAGES: 5 (incl. this)

DATE: 31 OCTOBER 2002

SUBJECT:

Attached is a media release from the Company and a press release from the Essential Services Commission of South Australia about proposed electricity prices from 1 January 2003.

Regards,

Les Fisk
Company Secretary

AGL

media release

31 October 2002

AGL to comply with Essential Services Commission Inquiry

The Essential Services Commission of South Australia's (ESC) *Inquiry into Electricity Standing Contract Prices (Final Report and Determination)* was released today outlining changes to AGL's proposed electricity prices from 1 January 2003. The changes are a result of the reduction in the ESC's determination of allowable network charges and wholesale energy costs.

AGL General Manager South Australia, Sandy Canale, said that AGL will comply with the decision of the ESC.

"AGL has participated in a rigorous, independent process established by the ESC and the South Australian Government, and fully complied by providing all information requested.

"These price increases are regrettable but they reflect the costs incurred by AGL in the purchase and supply of electricity to our customers," Mr Canale said.

"We recognise that these price increases will be difficult for some people, so we are actively providing advice to customers on how to cut electricity consumption to better manage their bills. AGL is committed to assisting its South Australian customers," Mr Canale added.

The ESC Inquiry:

- concluded that total retail (including wholesale energy) costs in SA are comparable with Victorian retail costs. To the extent that SA prices are higher than Victorian prices for equivalent customers, the higher prices are driven by higher network charges in SA; and
- allowed wholesale energy costs for SA that are comparable to Victoria. This is the case despite the SA market having a "peakier" consumption profile.

AGL South Australia
1 Anzac Highway, Keswick South Australia 5035
Telephone : 08 8404 5666 Facsimile 08 8804 5236

Whilst AGL will comply with this determination, the allowed prudent wholesale energy costs are below the bottom end of the range sought by AGL to cover the costs of supplying energy to customers.

"We recognise that our customers will have a choice of electricity retailer from 1 January 2003. We look forward to competing for South Australian gas and electricity customers," Mr Canale concluded.

For further information contact:
Jane McAloon, Group Manager, External Affairs 0419 447 384

PRESS RELEASE

Thursday 31 October 2002

Level 8
50 Pirie Street Adelaide
South Australia 5000

GPO Box 2605 Adelaide
South Australia 5001

Telephone (08) 8463 4444
Facsimile (08) 8463 4449
Freecall 1800 633 592

www.escosa.sa.gov.au
escosa@escosa.sa.gov.au

COMMISSION TRIMS AGL's PLANNED PRICES AND REVENUE FOR NEW S.A. ELECTRICITY MARKET

South Australian households and small businesses purchasing electricity from AGL under standing contracts will not have to pay quite as much as earlier expected for electricity in the new power market taking effect from 1 January, 2003.

The Essential Services Commission of SA (ESCOSA) has reduced AGL's proposed electricity charges for small consumers, by an average 1.3%. Retail prices will now rise from 1 January by an average 23.7%.

AGL - currently the only retailer supplying electricity to the State's 750,000 households and small businesses - had sought a 25% rise to apply in the deregulated market from January next year.

"The reduction in proposed charges will trim AGL's projected revenue by $12 million for the full 2003 calendar year," ESCOSA's Chairperson, Mr Lew Owens, said today.

"The reduction in justifiable charges and revenue results from adjustments downwards by ESCOSA in AGL's allowable energy charges and network charges," Mr Owens said.

"The new charges, to be published under Part 3 of the *Essential Services Commission Act 2002*, will apply from 1 January 2003 and will remain in force until revoked or revised by the Commission."

Comparable with Victoria

Mr Owens set the reduced charges after completing an inquiry ordered by the State Government into the fairness and appropriateness of AGL's proposed prices for South Australia's new electricity supply environment.

He confirmed today that AGL's charges for wholesale electricity, retail operating costs and profit margin were similar to, and in general below, comparable retail power costs applying in Victoria.

"The Commission has confirmed that AGL's basis for setting a price structure for small consumers in South Australia, is justified," Mr Owens said.

"The reason overall electricity prices are in general higher in South Australia than eastern states is the State's higher network charges payable to the monopoly power distributor, ETSA Utilities.

"A comparison of retail prices with NSW and Victoria indicates that NSW prices are well below both South Australian and Victorian levels, primarily because of the operation of that State's government-managed Electricity Trading Equalisation Fund," he said.

Overall, the total cost of electricity for residential South Australians is generally higher than Victorian prices, other than for very small consumers, while the State's small business prices are generally similar to or below comparable Victorian charges.

"The Commission is naturally concerned at the increases in retail electricity charges, but our role has been to determine whether AGL's proposed price increases were justified," Mr Owens said.

"On the evidence before the Commission, and confirmed against the Victorian experience, the retail price structure proposed for South Australia is justified by the costs incurred by AGL in supplying standing contract customers," he said.

Mr Owens said consumers had two main strategies available to manage the impact of this increase. The first is to examine *"market contract"* offers made in the future by electricity retailers operating in the SA market. These should be cheaper than the AGL's *"standing contract"* prices. Market offers should be available from December.

The second strategy is to manage electricity consumption by being alert to waste – switching off lights and appliances that are not needed. There are generally considerable opportunities to reduce electricity consumption without any change in the level of comfort or amenity.

Information on the changes, and on ways to use energy wisely, is available by calling

1800 226 100 or via www.energy.sa.gov.au

FOR INTERVIEWS AND FURTHER INFORMATION: Please contact:

Lew Owens	**Kevin Skinner**
Chairperson, ESCOSA	**Field Business Services**
(08) 8463 4444	**(08) 8232 1355 / 0414 822 631**